SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                    __________________________________
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)1

                              VWR CORPORATION
          ______________________________________________________
                              (Name of issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of class of securities)

                                918435 10 8
           _____________________________________________________
                              (CUSIP number)

                           KLAUS H. JANDER, ESQ.
                              Rogers & Wells
                              200 Park Avenue
                         New York, New York 10166
                              (212) 878-8001
            ____________________________________________________
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               MAY 24, 1995
            ____________________________________________________
          (Date of event which requires filing of this statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

                Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See
     Rule 13d-1 (a) for other parties to whom copies are to be sent.

                      (Continued on following pages)

                            (Page 1 of 5 Pages)

__________________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                             SCHEDULE 13D


CUSIP NO. 918435 10 8            PAGE 2 OF 5 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EM Laboratories, Incorporated
           13-3823759

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /_/
                                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(c) OR 2(e)                                            /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

NUMBER OF             7    SOLE VOTING POWER
SHARES                           2,785,196
BENEFICIALLY
OWNED BY              8    SHARED VOTING POWER
EACH                             0
REPORTING
PERSON                9    SOLE DISPOSITIVE POWER
WITH                             2,785,196

                      10   SHARED VOTING POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     /_/

           2,785,196

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 20.1%

14   TYPE OF REPORTING PERSON*

           CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 4.    PURPOSE OF TRANSACTION
           ______________________

           The following is added to Item 4:

           EML has continued preliminary and information-gathering discussions with the Issuer regarding a range of measures that might strengthen the strategic alliance between the Issuer and EM Industries, EML and/or their affiliates. As a consequence of such discussions and continued deliberations among EML, EM Industries and their affiliates, on May 24, 1995 Mr. Walter W. Zywottek, the president of EML, met with the Board of Directors of the Issuer (of which he is also a member) for the purpose of presenting a proposal (the "Proposal") to the Issuer relating to an acquisition by EML of additional authorized but unissued shares of Common Stock of the Issuer and a subordinated debenture of the Issuer (the "Debenture").

           Under the Proposal, EML would agree to exercise the Warrant dated April 13, 1995 and purchase an additional 967,015 shares of Common Stock at an exercise price of $11.00 per share, thereby increasing its equity interest in the Issuer to 20.1% of the Common Stock. EM Industries would enter into an agreement to purchase approximately 6.8 million authorized but unissued shares of Common Stock from the Issuer, at a purchase price of $12.44 per share, an equity investment of approximately $85,000,000. After the closing of such transaction, EML and its affiliates would hold in the aggregate approximately 46.5% of the Common Stock.

           The Proposal also provided for a ten-year subordinated debenture to be issued by the Issuer in the principal amount of approximately $135,000,000 at an interest rate of approximately 13% per annum. During the first year of the term of the Debenture, quarterly interest payments would be made in the form of additional shares of authorized but unissued Common Stock, issued at $12.44 per share. Upon the first anniversary of the issuance of the Debenture, as a result of such interest payments in the form of shares of Common Stock, EML and its affiliates would hold in the aggregate approximately 49.89% of the Common Stock.

           The Debenture would be subordinated to certain specified bank debt obtained by the Issuer to finance the purchase by the Issuer of certain assets of the Industrial Products Group of the Scientific Products, Industrial and Life Sciences Division of Baxter Healthcare Corporation (the "Baxter Industrial Products Group"). The proceeds of EML's exercise of the Warrant, the Common Stock acquisition and the purchase of the Debenture would be applied by the Issuer to the purchase of the assets of the Baxter Industrial Products Group.

           The closing of the transactions contemplated in the Proposal would be subject to all necessary approvals by the Issuer's stockholders and The NASDAQ Stock Exchange, the simultaneous acquisition by the Issuer of the assets of the Baxter Industrial Products Group, the execution of an employment agreement between the Issuer and its president and chief executive officer, an amendment of the Standstill Agreement, the expiration or termination of the waiting period required under the Hart-Scott-Rodino Act and other customary conditions.

           After Mr. Zywottek's presentation, the Board of Directors of the Issuer met, separately, to consider the Proposal. Such
Board agreed to the terms of the Proposal and

                             PAGE 3 OF 5 PAGES
authorized the execution and delivery of a Common Share and Debenture Purchase Agreement (the "Purchase Agreement") by and between EM Industries and the Issuer, and Amendment Number One to the Standstill Agreement (the "Amendment") by and among EML,
EM Industries and the Issuer.

           Also on May 24, 1995, each of EM Industries and the Issuer executed and delivered the Purchase Agreement, a copy of which is attached as Exhibit A. It is anticipated that the Amendment will be executed at the closing under the Purchase Agreement.

           As contemplated by its terms, EM Industries intends to assign the Common Share and Debenture Purchase Agreement to EML before the closing thereunder and it is contemplated that EML will be the person actually purchasing the shares of Common Stock and the Debenture at such closing.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS
           _________________________________

Exhibit A:       Common Share and Debenture Purchase Agreement,
                 dated May 24, 1995, by and between VWR Corporation and EM Industries, Incorporated.


                             PAGE 4 OF 5 PAGES

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Date:  May 25, 1995




                                 EM LABORATORIES, INCORPORATED

                                 By:     /ss/ Stephen J. Kunst
                                       __________________________
                                 Name:  Stephen J. Kunst
                                 Title:  Secretary

EXHIBIT A

COMMON SHARE AND DEBENTURE PURCHASE AGREEMENT, DATED MAY 24, 1995, BY AND BETWEEN VWR CORPORATION AND EM INDUSTRIES, INCORPORATED

           COMMON SHARE AND DEBENTURE PURCHASE AGREEMENT (the "Agreement") made this 24th day of May, 1995 by and between VWR CORPORATION ("the Company"), a Pennsylvania corporation, and EM INDUSTRIES, INCORPORATED ("the Purchaser"), a New York corporation.

                                BACKGROUND
				__________

           WHEREAS, pursuant to the Common Share and Warrant Purchase Agreement, dated February 27, 1995, between the Company and the Purchaser (the "Original Purchase Agreement") the Company agreed to sell and the Purchaser agreed to buy 1,818,181 shares (the "Original Shares") of the issued and outstanding common shares, par value $1.00, of the Company ("Common Shares") representing approximately 14.1% of the Common Shares as of the date thereof;

           WHEREAS, under the Original Purchase Agreement, the
Company agreed to sell and the Purchaser agreed to purchase a warrant (the "Warrant") pursuant to which the Purchaser is entitled to purchase additional Common Shares (the "Warrant Shares");

           WHEREAS, the Company and the Purchaser entered into a Standstill Agreement, dated February 27, 1995 (the "Standstill Agreement"), pursuant to which the parties agreed to regulate the acquisition and disposition by the Purchaser of the Company's Common Shares under the Original Purchase Agreement;

           WHEREAS, pursuant to an Assignment and Assumption Agreement dated April 13, 1995, the Purchaser assigned its rights and delegated its duties and obligations under each of the Original Purchase Agreement and the Standstill Agreement to EM Laboratories, Incorporated ("EM Laboratories"), a New York corporation and wholly owned subsidiary of the Purchaser, and EM Laboratories accepted such assignment and delegation; and, accordingly, all references to EMI in each of the Original Purchase Agreement and the Standstill Agreement refer to EM Laboratories as assignee as well as to the Purchaser, and the Purchaser and EM Laboratories are jointly and severally liable for the performance of the obligations of EM Laboratories under each of the Original Purchase Agreement and the Standstill Agreement;

           WHEREAS, at the closing on April 13, 1995 the Company sold and EM Laboratories purchased the Original Shares and the Warrant, under the Original Purchase Agreement;

           WHEREAS, the Company wishes to issue and sell to the Purchaser on the Closing Date an aggregate of 6,832,797 shares of the authorized but unissued Common Shares of the Company at a purchase price of $12.44 per share (the "Purchased Shares") and a subordinated debenture in the principal amount of $135,000,000 (the "Debenture") substantially in the form attached hereto as Exhibit A;

           WHEREAS, the Purchaser wishes to acquire the Purchased
Shares and the Debenture on the terms and subject to the conditions as set forth in this Agreement;

           WHEREAS, after its purchase of the Original Shares, Warrant Shares and Purchased Shares the Purchaser and its Affiliates will hold an aggregate of approximately 46.5% of the Common Shares and upon the issuance of additional Common Shares in accordance with the interest payment terms contained in the Debenture (the "Debenture Shares") the Purchaser and its Affiliates will hold an aggregate of approximately 49.89% of the Common Shares;

           WHEREAS, the parties have agreed to amend the Standstill Agreement as of the Closing Date in accordance with the terms thereof;

           WHEREAS, the Company has entered into an asset purchase agreement with Baxter Healthcare Corporation ("Baxter"), a Delaware corporation, and other parties to purchase the Industrial Products Group of Baxter's Scientific Products Division (the "Baxter Asset Purchase"), and the Company has agreed to finance the Baxter Asset Purchase by means of the proceeds received as a result of the transactions contemplated under this Agreement and related financing agreements;

           WHEREAS the Company has agreed that all proceeds received by the Company pursuant to this Agreement shall be used exclusively for the purpose of financing the Baxter Asset Purchase;

           WHEREAS, the completion of the Baxter Asset Purchase is among the conditions precedent to the Purchaser's obligations hereunder;

           WHEREAS, the Purchaser has agreed to cause EM
Laboratories to exercise the Warrant in full on or before the Closing Date (as defined herein);

           WHEREAS, the Company and the Purchaser entered into a Distribution Agreement, dated February 27, 1995 (the "Distribution Agreement"), and the parties have agreed to amend the Distribution Agreement in light of the transactions contemplated herein; and

           WHEREAS, the Purchaser is entering into this Agreement with the expectation that the chief executive office of the Company (the "Company CEO") will continue providing his services with the Company and the Company is entering into an employment contract (the "Employment Contract") with such Company CEO to assure the continuation of such services, and the Company CEO's entering into the Employment Contract is among the conditions precedent to the Purchaser's obligations hereunder;

           NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:


      ARTICLE 1       DEFINITIONS
                      ___________

            The following terms, as used herein, have the following meanings:

           "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person. For the purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

           "Board of Directors" means the board of directors of the Company.

           "Debenture" means the subordinated debenture to be issued to the Purchaser pursuant to this Agreement substantially in the form attached hereto as Exhibit A.

           "Disclosure Letter" means the disclosure letter from the Company to the Purchaser, dated the date hereof, in a form reasonably acceptable to the Purchaser, that (i) discloses certain specified information as provided herein, including but not limited to information to be provided pursuant to Article 3, and (ii) states the name of each of the Company's Subsidiaries, each Subsidiary's jurisdiction of incorporation and the percentage of its voting stock owned by the Company and each other Subsidiary, and the name of each of the Company's corporate or joint venture Affiliates (other than Subsidiaries) and the nature of the affiliation.

           "HSR Act" means the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended.

           "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, encumbrance, option or right of any kind of any other Person in respect of such asset.

           "Material Adverse Change" means a materially adverse change in the condition (financial or otherwise), properties, assets, liabilities, business, operations or prospects of the Company and Subsidiaries taken as a whole.

           "1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

           "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

           "Person" means an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

           "Principal Trading Market" means the principal trading exchange or national automated stock quotation system on which the Common Shares at any given time are traded or quoted.

           "Purchased Shares" shall have the meaning set forth in the sixth Recital of this Agreement.

           "SEC" means the United States Securities and Exchange
Commission.

           "Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

           "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, value-added, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupancy, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges, or any other tax of any kind whatsoever, imposed by any government entity, and which includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any Tax liability.


      ARTICLE 2.            SALE AND PURCHASE; CLOSING
                            __________________________

           2.1 Sale and Purchase of the Common Shares and Debenture. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as hereinafter defined) the Company shall issue, sell and deliver to the Purchaser, and the Purchaser shall purchase and take from the Company, the Purchased Shares and the Debenture for the aggregate cash purchase price of $220,000,000 (the "Purchase Price").

           2.2   Closing.
                 _______

           (a) Subject to the satisfaction or waiver of all the conditions of each party's obligation to close the transaction contemplated hereby, the closing of the purchase and sale of the Purchased Shares and Debenture (the "Closing") pursuant to this Agreement shall be held at the offices of Drinker Biddle & Reath, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107, at 10:00 A.M., local time, on such date and time as may be fixed by mutual agreement of the Company and the Purchaser as soon as practicable following satisfaction of the conditions contained in Section 5 and
Section 6, but in no event later than the closing date of the Baxter Asset Purchase (such date and time being hereinafter called the "Closing Date"). Subject to Article 13, failure to consummate the Closing shall not result in the termination of this Agreement or relieve any person of any obligation hereunder.

           (b) At the Closing the Company shall deliver to the Purchaser certificates representing the Purchased Shares and a Debenture substantially in the form attached hereto as Exhibit A, duly executed by the Company, registered in such Purchaser's name, free and clear of all Liens and Taxes, and against such deliveries the Purchaser shall deliver to the Company, by wire transfer to a bank in the United States specified by the Company for the account of the

Company or such other account as designated by the Company, funds in U.S. dollars in the amount of $220,000,000.


      ARTICLE 3.      REPRESENTATIONS AND WARRANTIES OF THE
                      COMPANY
                      _____________________________________

           Other than as set forth in the Disclosure Letter, the Company represents and warrants to the Purchaser as follows:

           3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. The Company and its Subsidiaries are each qualified to do business as a foreign corporation and are in good standing in all states where the conduct of their respective businesses or their ownership or leasing of property requires such qualification, except where the failure to so qualify would not have a material adverse effect on the Company's or any Subsidiary's business, properties, assets, prospects, operations or condition (financial or otherwise).

           3.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

           3.3 Baxter Asset Purchase. The Company has entered into the Asset Purchase Agreement dated May 24, 1995, by and among the Company, Baxter and the Purchaser, which agreement governs the Baxter Asset Purchase, and an executed copy thereof has been provided to the Purchaser and such agreement has not been amended.

           3.4 No Conflict with Law or Documents. The execution, delivery and performance of this Agreement and the Debenture by the Company will not violate any provision of law, any rule or regulation of any governmental authority, or any judgment, decree or order of any court binding on the Company, and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation of any Lien, security interest, charge or encumbrance upon, any of the properties, assets or outstanding stock of the Company under its Articles of Incorporation or Bylaws, or any indenture, mortgage, lease, agreement or other instrument to which the Company is a party or by which it or any of its properties is bound.

           3.5   Capital Stock of the Company.

           (a) The authorized capital stock of the Company consists of: (i) 30,000,000 Common Shares, $1.00 par value per share, of which, prior to the issuance of any of the Purchased Shares pursuant to this Agreement, (A) 12,894,257 shares have been duly and validly issued (of which 12,892,271 are currently outstanding, fully paid and nonassessable and 1,986 are treasury shares), (B) 586,684 shares have been reserved for issuance upon the awarding of stock grants or the exercise of options granted or to be granted by the Company (the "Options" and "Option Shares") under the Company's 1986 Long-Term Incentive Stock Plan, as amended to date (the "Existing Stock Plan"), and (C) an adequate number of shares has been reserved for issuance upon the exercise of the Warrant and the issuance of the Debenture Shares, and (ii) 1,000,000 Preferred Shares, $1.00 par value per share, of which none is presently issued and outstanding. All outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except for any rights to acquire securities of the Company pursuant to the Rights Agreement (as defined in subsection
(b) below) or the Standstill Agreement, as amended and as otherwise described in this Section, there are no preemptive or similar rights to purchase or otherwise acquire shares of capital stock of the Company pursuant to any provision of law or the Articles of Incorporation or Bylaws of the Company or by agreement or otherwise.

           (b) The Rights Agreement, dated as of May 20, 1988 (the "Rights Agreement") between the Company and First Interstate Bank of Washington, N.A., as Rights Agent, as amended, is in full force and effect. The Purchaser's acquisition of the Purchased Shares, the Debenture and the Debenture Shares, as contemplated herein, will not cause the Purchaser to become an "Acquiring Person," as defined in the Rights Agreement.

           3.6 Valid Issuance. The Purchased Shares when issued, sold and delivered to the Purchaser in accordance with this Agreement will be duly and validly issued, fully paid, non-assessable and free and clear of Liens and Taxes, and preemptive or similar rights except as set forth in this Agreement and the Debenture Shares, when issued and delivered to the Purchaser in accordance with the terms of the Debenture will be duly and validly issued, fully paid, nonassessable and free and clear of all Liens and Taxes, and or preemptive or similar rights except as set forth in this Agreement or the Debenture, as the case may be.

           3.7 Consents and Approvals. Except for compliance with the notification or other requirements of the NASDAQ System and the HSR Act, and the rules and regulations promulgated thereunder and filings under Federal and applicable state securities laws, no permit, consent, approval or authorization of, or declaration to or filing with, any federal, state, local or foreign governmental or regulatory authority or other person, not made or obtained, is required in connection with the execution or delivery of this Agreement or the Debenture by the Company, the offer, issuance, sale or delivery of the Purchased Shares or the Debenture Shares, or the carrying out by the Company of the other transactions contemplated hereby.

           3.8 Private Offering. Assuming the accuracy of the Purchaser's representations and warranties contained in Article 4 herein, the offer, issuance and delivery to the Purchaser pursuant to the terms of this Agreement of the Purchased Shares, Debenture and Debenture Shares are exempt from registration under the 1933 Act. The Purchaser shall have certain rights to registration of the Purchased Shares and the Debenture Shares for resale, as provided in the Standstill Agreement, as amended.

           3.9 Additional Securities Law Matters. None of the Company or any of its Affiliates, or any Person acting on its or their behalf, has offered to sell or sold any Common Stock by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act that would subject the issuance and sale of the Purchased Shares or the Debenture to the registration provisions of the 1933 Act.

           3.10 Articles of Incorporation and Bylaws. The copies of the Company's Articles of Incorporation and Bylaws, each as amended to date and as attached to the Disclosure Letter, are true and correct copies of such documents and are in full force and effect.

           3.11 Subsidiaries. The Disclosure Letter states the name of each of the Company's Subsidiaries. The Disclosure Letter also states each Subsidiary's jurisdiction of incorporation and the percentage of its voting stock owned by the Company and each other Subsidiary and the name of each of the Company's corporate or joint venture Affiliates (other than Subsidiaries) and the nature of the affiliation.

           3.12  SEC Filings.
                 ___________

           (a) The Company has delivered to the Purchaser or has made available, prior to the date hereof, true and correct copies of (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (ii) its Quarterly Reports on Form 10-Q for the quarter ended March 31, 1995, (iii) its 1994 Annual Report to Stockholders, (iv) its Current Reports on Form 8-K, if any, filed with the SEC since December 31, 1994 and (v) its Proxy Statement for its 1995 Annual Meeting of Stockholders. All documents described in this Section are hereinafter referred to as the "SEC Reports."

           (b) The SEC Reports are all of the reports the Company has been required to file with the Commission since December 31, 1994. The SEC Reports when filed complied in all material respects with the 1934 Act and all applicable legal requirements and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and as of the Closing Date no event will have occurred that should have been described in any SEC Report or an amendment or supplement thereto which has not been so described.

           3.13  Financial Statements.
                 ____________________

           (a) (i) The audited consolidated balance sheets and related audited statements of consolidated income, cash flow and stockholders' equity of the Company and its Subsidiaries as at and for the three fiscal years of the Company ended December 31, 1994, (ii) the unaudited consolidated balance sheet and related unaudited consolidated statements of income, cash flow and stockholders' equity of the Company and its Subsidiaries, as at and for the three months ended March 31, 1995 in each case together with the notes thereto, copies of all of which have heretofore been furnished to the Purchaser or have been made available, present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries at such dates and the consolidated results of their operations and their consolidated cash flows for the periods then ended, and (iii) the consolidated balance sheet (the "Balance Sheet") of the Company and its Subsidiaries at March 31, 1995 ("the Balance Sheet Date") reflected all material liabilities and obligations of the Company and of each Subsidiary, whether accrued, contingent or otherwise, as of the date thereof, in each case, to the extent required by United States generally accepted accounting principles, consistently applied ("GAAP").

           (b) Since the Balance Sheet Date there has been no Material Adverse Change or any event or development which could reasonably be expected to result in a Material Adverse Change in the business, properties, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, other than such changes, events or developments resulting from general economic conditions or generally affecting the industries in which the Company and its Subsidiaries are involved.

           (c) Since the Balance Sheet Date there has been no declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company.

           (d) Since the Balance Sheet Date there has been no issuance or sale by the Company of any shares of capital stock of the Company of any class, or any options, warrants or other rights to acquire any such shares, or any securities convertible into or exchangeable for such shares or any commitments made with respect to the foregoing, other than stock option exercises, grants of stock options and grants of restricted stock awards pursuant to Company plans.

           (e) Since the Balance Sheet Date, other than the Debenture, the Company has not incurred any additional indebtedness for borrowed money and has not issued or sold any additional debt securities and has not entered into any commitments with respect to the foregoing.

           (f) Since the Balance Sheet Date there has been no forgiveness or cancellation of any debts or claims or waivers of any rights.

           (g) Since the Balance Sheet Date there has been no mortgage, pledge, lien, security interest or other charge or encumbrance on any of the properties or assets, tangible or intangible, of the Company or its Subsidiaries.

           (h) Since the Balance Sheet Date there has been no loss of officers, employees, suppliers or customers; or any strike or other labor trouble, that materially and adversely affects the business, operations or prospects of the Company and its Subsidiaries taken as a whole.

           (i) Since the Balance Sheet Date no damage, destruction or loss, whether or not covered by insurance, has occurred which materially and adversely affects the condition (financial or otherwise), properties, assets, business, operations or prospects of the Company and its Subsidiaries taken as a whole.

           (j) Since the Balance Sheet Date there has been no change in method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in or application of generally accepted accounting principles.

           3.14 Documents Delivered. No document, certification, schedule, list or other written information required to be delivered to the Purchaser by or on behalf of the Company pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact which will make the statements herein or therein, in light of the circumstances under which they were made, misleading

           3.15 Proceedings and Litigation. There is no pending, or to the knowledge of the Company threatened, suit, action or administrative, arbitration or other proceeding, or governmental inquiry or investigation, seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions or which may otherwise have a materially adverse effect upon the business, properties, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole

           3.16 Insurance. All material insurance policies carried by the Company and its Subsidiaries are in full force and effect and all premiums due thereon have been paid and the Company has complied in all material respects with the provisions of all such policies.

           3.17 Intellectual Property Rights. The Company has received no notice that the Company is infringing any intellectual property rights of any other Person, no claim is pending or, to the knowledge of the Company, has been made to such effect that has not been resolved and, to the knowledge of the Company, the Company is not infringing any intellectual property rights of any other Person.

           3.18 Prior Registration Rights. Except as provided in the Standstill Agreement, as amended, the Company is under no contractual obligation to register under the 1933 Act any of its presently outstanding securities or any of its securities that may subsequently be issued.

           3.19 Environmental Matters. The Company is involved in various environmental, contractual, warranty, and public liability cases and claims, which are considered routine to the Company's business. In the opinion of the Company's management the potential financial impact of these matters is not material to the business, properties, assets, prospects, operations or condition (financial or otherwise) of the Company and its Subsidiaries.

      ARTICLE 4.      REPRESENTATIONS AND WARRANTIES OF THE
                      PURCHASER
                      _____________________________________

           4.1 Principal Place of Business. The Purchaser represents and warrants to the Company that the address of its principal place of business is 5 Skyline Drive, Hawthorne, New York 10532.

           4.2 Purchase Without View to Distribute. The Purchaser represents and warrants to the Company that the Purchased Shares, the Debenture and, when issued, the Debenture Shares are being acquired by the Purchaser for its own account, not as a nominee or agent, and not with a view to resale or distribution within the meaning of the 1933 Act and the rules and regulations thereunder, and such Purchaser will not distribute the Purchased Shares or Debenture in violation of the 1933 Act.

           4.3 Restrictions on Transfer. The Purchaser (i) acknow-ledges that the Debenture is transferrable only to an Affiliate of the Purchaser and that the Purchased Shares and the Debenture
Shares have not been registered under the 1933 Act and must be held indefinitely by the Purchaser unless they are subsequently registered under the 1933 Act or an exemption from registration is available, (ii) is aware that any routine sales under Rule 144 of the Securities and Exchange Commission under the 1933 Act of Purchased Shares or Debenture Shares may be made only in limited amounts and in accordance with the terms and conditions of that Rule and that in such cases where the Rule is not applicable, compliance with some other registration exemption will be required,
(iii) is aware that Rule 144 is not presently available for use by the Purchaser for resale of any of the Purchased Shares or the Debenture Shares and (iv) is aware that, except as provided in the Standstill Agreement, as amended, the Company is not obligated to register under the 1933 Act any sale, transfer or other disposition of the Purchased Shares or the Debenture Shares.

           4.4 Access to Information. The Purchaser confirms that the Company has made available to it the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of the offering and the business and financial condition of the Company, and to acquire, and the Purchaser has received to its satisfaction, such additional information, in addition to that set forth herein, about the business and financial condition of the Company and the terms and conditions of the offering as it has requested; provided, however, that the Purchaser's confirmation set forth in this Section shall in no way prejudice or otherwise affect the Purchaser's right to rely upon and enforce the Company's covenants, agreements, representations and warranties contained in this Agreement.

           4.5 Additional Representations of the Purchaser. The Purchaser represents that (i) it is an "accredited investor" as such term is defined in Rule 501 promulgated under the 1933 Act,
(ii) it has sufficient funds available to purchase the Purchased Shares and the Debenture and (iii) its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Purchased Shares and the Debenture; provided, however, that the Purchaser's representation set forth in this clause (iii) shall in no way prejudice or otherwise affect the Purchaser's right to rely upon and enforce the Company's covenants, agreements, representations and warranties contained in this Agreement, and (iv) the purchase of the Purchased Shares and the Debenture has been duly and properly authorized and this Agreement has been duly executed by it or on its behalf.

           4.6 Legends. The Purchaser understands that the certificates evidencing the Purchased Shares and, when issued, the Debenture Shares shall bear the legend set forth in Section 10.2 herein.

           4.7 Proceedings and Litigation. There is no pending, or to the knowledge of the Purchaser threatened, suit, action or administrative, arbitration or other proceeding, or governmental inquiry or investigation, seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions.

           4.8 Authorization. The Purchaser has all requisite power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

      ARTICLE 5.      CONDITIONS PRECEDENT TO THE PURCHASER'S
                      OBLIGATIONS
                      _______________________________________

           The Purchaser's obligation to purchase and make payment for the Purchased Shares and Debenture on the Closing Date is subject, at its option, to the satisfaction of each of the following conditions:

           5.1 Representations and Warranties. On the Closing Date, the representations and warranties contained in Article 3 hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date, and the Purchaser shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

           5.2 Performance. All the covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing Date shall have been performed or complied with in all materials respects, and the Purchaser shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

           5.3 Opinion of Counsel. The Purchaser shall have received a legal opinion from counsel to the Company, substantially in the form set forth in Exhibit B.

           5.4 HSR Act. The waiting period under the HSR Act shall have expired or been terminated.

           5.5 Standstill Agreement. The Company shall have signed the amendment to the Standstill Agreement, which amendment shall be substantially in the form set forth in Exhibit D.

                              11-A

           5.6 Distribution Agreement. The Distribution Agreement shall have been amended as mutually agreed by the Company and the Purchaser.

           5.7 Rights Agreement. The Purchaser's acquisition of the Purchased Shares, Debenture and Debenture Shares, as contemplated herein, did not and will not cause the Purchaser to become an "Acquiring Person," as defined in the Rights Agreement.

           5.8   Employment Contract.  The Company CEO and the
Company shall have entered into the Employment Contract and the Employment Contract shall be satisfactory in form and substance to the Purchaser.

           5.9 Baxter Asset Purchase. The Baxter Asset Purchase shall have been completed.

           5.10 No Proceeding or Litigation. No suit, action, or other proceeding by any person (other than by the Purchaser) seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending.

           5.11 Disclosure Letter. The Disclosure Letter shall have been delivered to the Purchaser.

           5.12 Approval by Principal Trading Market. The issuance, sale and purchase of the Purchased Shares and Debenture Shares, as contemplated by this Agreement, shall have received all necessary approvals from the Principal Trading Market.

           5.13 Approval by Company Stockholders. The issuance, sale and purchase of the Purchased Shares and Debenture Shares, as contemplated by this Agreement, shall have received all necessary approvals by the Company's stockholders.

      ARTICLE 6.      CONDITIONS PRECEDENT TO THE COMPANY'S
                      OBLIGATIONS
                      _____________________________________

           The Company's obligation to sell the Purchased Shares and the Debenture on the Closing Date is subject, at the Company's option, to the satisfaction of each of the following conditions:

           6.1 Representations and Warranties. On the Closing Date, the representations and warranties contained in Article 4 hereof shall be true and correct in all material respects with the same effect as though made on and as of the Closing Date and the Company shall have received a certificate signed by an executive officer of the Purchaser to the foregoing effect.

           6.2 Performance. All the covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects, and the Company shall have received a certificate signed by an executive officer of the Purchaser to the foregoing effect.

           6.3 No Proceeding or Litigation. No suit, action, or other proceeding by any person (other than by the Company) seeking to restrain, prevent or change the transactions contemplated hereby or otherwise questioning the validity or legality of such transactions shall have been instituted and be pending.

           6.4 HSR Act. The waiting period under the HSR Act shall have expired or been terminated.

           6.5 Standstill Agreement. The Purchaser shall have signed the amendment to the Standstill Agreement, which amendment shall be substantially in the form set forth in Exhibit D.

           6.6 Opinion of Counsel. The Company shall have received a legal opinion from Counsel to the Purchaser, substantially in the form set forth in Exhibit C.

           6.7 Approval by Principal Trading Market. The issuance, sale and purchase of the Purchased Shares and Debenture Shares, as contemplated by this Agreement, shall have received all necessary approvals from the Principal Trading Market.

           6.8 Approval by Company Stockholders. The issuance, sale and purchase of the Purchased Shares and Debenture Shares, as contemplated by this Agreement, shall have received all necessary approvals by the Company's stockholders.

           6.9 Baxter Asset Purchase. The Baxter Asset Purchase shall have been completed, and the related Asset Purchase Agreement shall not have been amended since the date hereof, without the prior written consent of the Purchaser.

      ARTICLE 7.      HSR ACT
                      _______

           7.1 Filings. As promptly as practicable after the date of this Agreement the Company and the Purchaser shall, and the Purchaser shall make arrangements for its "ultimate parent entity," as defined under the HSR Act, to (a) make all filings required to be made by them and provide such information as may be requested under the HSR Act in order to consummate the transactions contemplated hereby, (b) make all other required regulatory filings which may be applicable to the transactions contemplated hereby and
(c) cooperate with one another in connection with all such filings.


      ARTICLE 8.      COVENANTS OF THE COMPANY AND THE
                      PURCHASER
                      ________________________________

           8.1 Covenants of the Company. The Company covenants that:

           (a) at all such times as Rule 144 is available for use by the holders of the Purchased Shares or Debenture Shares, the Company will furnish each such holder upon request with all information within the possession of the Company required for the preparation and filing of Form 144;

           (b) subject to the provisions of the Confidentiality Agreement, dated December 13, 1994, between the parties, during the time between the signing of this Agreement and the Closing the Company will give the Purchaser reasonable access during normal business hours, upon reasonable prior notice, to the offices, properties, books and records of the Company and will furnish to the Purchaser such financial and operating data and other information relating to the Company as the Purchaser may reasonably request;

           (c) all proceeds received by the Company from the Purchaser pursuant to this Agreement will be used exclusively for the purpose of financing the Baxter Asset Purchase;

           (d) except as contemplated by this Agreement or the Existing Stock Plan, or as may be disclosed in the Disclosure Letter, from the date hereof until the Closing Date, the Company will conduct its business in the ordinary course and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization, to keep available the services of its present officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and will not (i) declare, set aside or pay any dividend or other distribution with respect to shares of capital stock of the Company, (ii) issue or sell any shares of capital stock of the Company of any class, or any options, warrants or other rights to acquire any such shares, or any securities convertible into or exchangeable for such shares, or make any commitments with respect to the foregoing, (iii) amend its Restated Articles of Incorporation or Bylaws or the Rights Agreement, (iv) make any change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in or application of generally accepted accounting principles, or
(v) take or permit to be taken any action which would cause the representations and warranties contained in Article 3 of this Agreement to be inaccurate as of the Closing Date; and

           8.2 Covenants of the Purchaser. The Purchaser covenants that:

           (a) the Purchaser will cause EM Laboratories to exercise the Warrant in full on or before the Closing Date;

           (b) other than the acquisition of Warrant Shares by means of the exercise of the Warrant, neither the Purchaser nor its Affiliates shall between the date of execution of this Agreement and Closing, without the written consent of the Company, acquire in any way or hold record or beneficial ownership of any Common Shares or any other Company securities entitled to vote for the election of directors, or any security convertible into or exchangeable or exercisable for the purchase of Common Shares or other Company securities entitled to vote for the election of directors, except such Common Shares and other such Company securities which the Purchaser or its Affiliates hold of record or beneficially own as of the date hereof.

      ARTICLE 9.      CERTAIN ADDITIONAL COVENANTS
                      ____________________________

           9.1 Further Assurances. Subject to the terms and conditions of this Agreement, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. The Company and the Purchaser each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

           9.2 Certain Filings. The Company and the Purchaser will cooperate with one another (a) in obtaining all necessary regulatory approvals, (b) in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts in connection with the consummation of the transactions contemplated by this Agreement and
(c) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

           9.3 Public Announcements. The parties agree to consult with each other before taking any action that would require the issuance of, or issuing, any press release or making any public statement with respect to this Agreement, the Debenture or the transactions contemplated hereby and thereby and, except as may be required by applicable law or any listing agreement with the Principal Trading Market or any other securities exchange, will not take any such action, issue any such press release or make any such public statement prior to such consultation.

           9.4 Amendment of Standstill Agreement. The parties agree to amend the Standstill Agreement, which amendment shall be substantially in the form set forth in Exhibit D hereto.

           9.5 Board Action under Rights Agreement. The Board of Directors will take all necessary actions, including amending the Rights Agreement, to ensure that the Purchaser's acquisition of the Purchased Shares, Debenture and Debenture Shares, as contemplated herein, will not cause the Purchaser to become an "Acquiring Person," as defined in the Rights Agreement.

           9.6   Meeting of Company Stockholders.
                 _______________________________

           (a) The Company's Board of Directors shall call a special meeting of the Company's stockholders (the "Stockholders Meeting") for the purpose of approving, as may be required by applicable law and stock exchange rules, the Company's issuance of Common Shares to the Purchaser, as provided herein. The Company shall use its reasonable best efforts to obtain such stockholder approval. The Company, acting through its Board of Directors, shall recommend such issuance to the Company's stockholders.

           (b) At the Stockholders Meeting, the Purchaser agrees to vote or cause to be voted all Common Shares held by it and its Affiliates in favor of the proposal to approve such issuance. The Stockholders Meeting shall be held as soon as practicable after the date of this Agreement in accordance with applicable law and with rules, regulations and practices of the National Association of Securities Dealers, Inc.

           9.7 Proxy Statement. The Company will promptly prepare and file with the SEC preliminary proxy solicitation materials (the "Preliminary Proxy Statement") for the Stockholders Meeting and, after review by the SEC, shall mail a definitive version of such materials (the "Proxy Statement") to all stockholders of the Company. The Proxy Statement will comply in all material respects with all applicable requirements of the laws of the Commonwealth of Pennsylvania and the 1934 Act. The Proxy Statement will not contain any statement which, at the time and in the light of the circumstances in which it is made, is false or misleading with respect to any material fact, or will not omit to state any material fact necessary in order to make the statements made therein not false or misleading; provided, however, that the Company makes no representation or warranty as to any statement or omission in the Proxy Statement made in reliance upon and in conformity with written information (a) relating to the Purchaser or its Affiliates as furnished by the Purchaser expressly for inclusion in the Preliminary Proxy Statement or the Proxy
Statement, or (b) relating to Baxter or its Affiliates as furnished by Baxter expressly for inclusion in the Preliminary Proxy
Statement or the Proxy Statement. The Company will amend, supplement or revise the Proxy Statement as may from time to time be necessary in order to make the immediately preceding sentence true and correct at and as of all times from the mailing of the Proxy Statement to the stockholders of the Company to and including the date of the Stockholders Meeting. Prior to submitting the Preliminary Proxy Statement and the Proxy Statement and any such amendment, supplement or revision to the SEC or the Company's stockholders, such Preliminary Statement, Proxy Statement and amendment, supplement or revision will be submitted to the Purchaser for its review and comment.


      ARTICLE 10.     COMPLIANCE WITH 1933 ACT; RESTRICTIONS
                      ON TRANSFERABILITY OF PURCHASED SHARES AND
                      DEBENTURE SHARES
                      __________________________________________

           10.1 Compliance with 1933 Act. The Purchased Shares, the Debenture and the Debenture Shares shall not be transferable, except upon the conditions specified in this Article and in the Standstill Agreement, as amended, which conditions are intended among other things to insure compliance with the provisions of the 1933 Act and applicable state securities laws in respect of any such transfer.

           10.2 Restrictive Legend. Each certificate representing the Purchased Shares or Debenture Shares shall (unless otherwise permitted by the provisions of Section 10.4 below) be stamped or otherwise imprinted with the following legend:

           "THE SHARES REPRESENTED BY THIS CERTIFICATE
           HAVE NOT BEEN REGISTERED UNDER THE SECURITIES

           ACT OF 1933, AS AMENDED, OR ANY APPLICABLE
           STATE SECURITIES LAW AND ARE SUBJECT TO THE
           RESTRICTIONS ON DISPOSITION SET FORTH IN AND
           TO THE OTHER PROVISIONS OF A COMMON SHARE AND
           DEBENTURE PURCHASE AGREEMENT, DATED MAY 24,
           1995, BETWEEN VWR CORPORATION AND EM
           INDUSTRIES, INCORPORATED, AND A STANDSTILL
           AGREEMENT, DATED FEBRUARY 27, 1995, AS AMENDED
           ON MAY 24, 1995, BETWEEN VWR CORPORATION AND
           EM INDUSTRIES, INCORPORATED.  COPIES OF SUCH
           AGREEMENTS ARE ON FILE AT THE RESPECTIVE
           OFFICES OF VWR CORPORATION AND EM INDUSTRIES,
           INCORPORATED."

           10.3 Restrictions on Transferability. The Company shall not be required to register the transfer of the Purchased Shares or the Debenture Shares on the books of the Company unless the Company shall have been provided with an opinion of counsel reasonably satisfactory to it prior to such transfer to the effect that registration under the 1933 Act or any applicable state securities law is not required in connection with the transaction resulting in such transfer; provided, however, that no such opinion of counsel shall be necessary in order to effectuate a transfer of Purchased Shares or Debenture Shares in accordance with the provisions of Rule 144(k) promulgated under the 1933 Act. Each certificate for Purchased Shares or Debenture Shares issued upon any transfer as above provided shall bear the restrictive legend set forth in
Section 10.2 above, except that such restrictive legend shall not be required if the opinion of counsel reasonably satisfactory to the Company referred to above is to the further effect that such legend is not required in order to establish compliance with the provisions of the 1933 Act and any applicable state securities law, or if the transfer is made in accordance with the provisions of Rule 144(k) under the 1933 Act.

           10.4 Termination of Restrictions on Transferability. The conditions precedent imposed by this Article upon the transferability of the Purchased Shares and Debenture Shares shall cease and terminate as to any of the Purchased Shares or Debenture Shares when (i) such securities shall have been registered under the 1933 Act and sold or otherwise disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in the registration statement covering such securities,
(ii) at such time as an opinion of counsel reasonably satisfactory to the Company shall have been rendered as required pursuant to
Section 10.3 to the effect that the restrictive legend on such securities is no longer required, or (iii) when such securities are transferable in accordance with the provisions of Rule 144(k) promulgated under the 1933 Act. Whenever the conditions imposed by this Article shall terminate as hereinabove provided with respect to any of the Purchased Shares or Debenture Shares, the holder of any such securities bearing the legend set forth in this Article as to which such conditions shall have terminated shall be entitled to receive from the Company, without expense (except for the payment of any applicable transfer tax) and as expeditiously as possible, new stock certificates not bearing the portion of such legend relating to the 1933 Act.

      ARTICLE 11.     SURVIVAL OF COVENANTS, AGREEMENTS,
                      REPRESENTATIONS AND WARRANTIES
                      __________________________________

           All covenants, agreements, representations and warranties made herein shall survive until July 1, 1997; provided, however, representations and warranties made herein shall only be deemed to have been made as of the date hereof and as of the Closing Date.


      ARTICLE 12.     INDEMNIFICATION
                      _______________

           (a) Effective at the Closing, the Company agrees to indemnify, hold harmless and defend the Purchaser and its Affiliates, against and in respect of any and all claims, demands, liabilities, losses, costs and expenses (including reasonable attorneys' fees and litigation expenses) arising out of or based upon (i) the breach of any representation or warranty made by the Company in this Agreement, the Standstill Agreement, as amended, or in any certificate or other document required to be delivered pursuant hereto, or (ii) the breach by the Company of any agreement or covenant contained in this Agreement or the Standstill Agreement, as amended.

           (b) Effective at the Closing, the Purchaser agrees to indemnify, hold harmless and defend the Company and its Affiliates against and in respect of any and all claims, demands, liabilities, losses, costs and expenses (including reasonable attorneys' fees and litigation expenses) arising out of or based upon (i) the breach of any representation or warranty made by the Purchaser in this Agreement, the Standstill Agreement, as amended, or in any certificate or other document required to be delivered pursuant hereto, or (ii) the breach by the Purchaser of any agreement or covenant contained in this Agreement or the Standstill Agreement, as amended.

           (c) No party shall be liable for indemnification under this Article unless the total of all liabilities, costs, losses and expenses for which the indemnified party has a right to indemnification under this Article (collectively, the "Indemnifiable Damages") exceeds $500,000, in which event the indemnified party shall be entitled to Indemnifiable Damages solely in excess of such amount.

           (d) No claims for indemnification under this Article may be made later than July 1, 1997, with respect to the inaccuracy or breach of a representation or warranty, or two (2) years after such breach first occurred with respect to the breach of a covenant or agreement. No provision of this Agreement shall limit the ability of either party to obtain specific performance of the other party's obligations hereunder, including, without limitation, the obligations of the Company to register the registrable securities.

           (e) The party seeking indemnification under this Article (the "Indemnified Party") agrees to give prompt notice to the party against whom indemnity is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any suit, action or proceeding, in respect of which indemnity may be sought under such Article. The Indemnifying Party may participate in and, at its election, control the defense of any such suit, action or proceeding at its own expense; provided that counsel selected to conduct such defense is reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall not be liable under this Article in the event prompt notice of the assertion of a claim or the commencement of a suit, action or proceeding in respect of which indemnity is sought is not given as described herein, but only to the extent the defense of such claim, suit, action or proceeding is prejudiced thereby, or for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder. The Indemnifying Party may settle or compromise any claim without the prior written consent of the Indemnified Party; provided that the Indemnifying Party may not agree to any such settlement pursuant to which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party.


      ARTICLE 13.     TERMINATION
                      ___________

           13.1 Termination. This Agreement may be terminated at any time:

           (a) by mutual consent of the Company and the Purchaser in a written instrument;

           (b) by either the Purchaser or the Company if there has been a material breach on the part of the other of any representation, warranty, covenant or agreement set forth in this Agreement, which breach has not been cured within thirty (30) business days following receipt by the breaching party of notice of such breach;

           (c) by either the Company or the Purchaser if the Closing shall not have occurred on or before November 1, 1995 unless the failure to close by such time is due to the breach of this Agreement by the party seeking to terminate.

           13.2 Effect of Termination. In the event of termination of this Agreement by either the Company or the Purchaser as provided in Section 13.1, this Agreement shall forthwith become void. No termination of this Agreement shall relieve any party from liability resulting from a breach by such party of any of its representations, warranties, covenants or agreements set forth herein.


      ARTICLE 14.     MISCELLANEOUS
                      _____________

           14.1 Owner of Shares. The Company may deem and treat the person in whose name the Purchased Shares, Debenture or Debenture
Shares are registered as the absolute owner thereof for all purposes whatsoever, and the Company shall not be affected by any notice to the contrary.

           14.2 Broker or Finder. Each party to this Agreement represents and warrants that no broker or finder has acted for such party in connection with this Agreement or the transactions contemplated by this Agreement and that no broker or finder is entitled to any broker's or finder's fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by such party. The Company shall indemnify the Purchaser against, and hold it harmless from, any liability, cost, or expense (including reasonable attorneys' fees and expenses) resulting from any agreement, arrangement, or understanding made by the Company, and the Purchaser shall indemnify the Company against, and hold the Company harmless from, any liability, cost, or expense (including reasonable attorneys fees and expenses) resulting from any agreement, arrangement, or understanding made by the Purchaser with any third party, for brokerage or finder's fees or other commissions in connection with this Agreement or any of the transactions contemplated hereby.

           14.3 Specific Enforcement. The parties hereto acknowledge and agree that each would be irreparably damaged if any of the provisions of this Agreement are not performed by the other in accordance with their specific terms or are otherwise breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce this Agreement and the terms and provisions thereof specifically against the other, in addition to any other remedy to which such aggrieved party may be entitled at law or in equity. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the Commonwealth of Pennsylvania, County of Chester, in the United States District Court for the Eastern District of Pennsylvania, in the courts of the State of New York, County of New York, or in the United States District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

           14.4 Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

           14.5 Expenses. Except as otherwise provided herein, each party hereto shall pay its own expenses in connection with this Agreement.

           14.6 Assignment; Successors. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and permitted assigns of the parties hereto. The Company may not assign its rights and delegate its duties and obligations under this Agreement without the prior written consent of the Purchaser, and the Purchaser may not assign its rights or delegate its duties and obligations under this Agreement without the prior written consent of the Company and, in the absence of such consent, any such purported assignment or delegation shall be void; provided, however, that the Purchaser may assign its rights and delegate its duties and obligations under this Agreement and the Debenture without such consent to an Affiliate of the Purchaser, which Affiliate (referred to herein as the "Assignee") may, following duly authorized execution and delivery of an agreement assuming the obligations of the

Purchaser hereunder reasonably satisfactory to the Company, accept title to the Purchased Shares, Debenture and/or Debenture Shares. In the event that the Purchaser assigns its rights and delegates all of its obligations under this Agreement or the Debenture in accordance with this Section, all references to the Purchaser herein shall refer to the Assignee as well as to the Purchaser and the Purchaser shall be jointly and severally liable with the Assignee for the performance of its obligations hereunder.

           14.7 Amendments. This Agreement may not be modified, amended, altered or supplemented except by a written agreement signed by the Company and the Purchaser which shall be authorized by all necessary corporate action of each party. Any party may waive any condition to the obligations of any other party hereunder.

           14.8 Notices. Every notice or other communication required or contemplated by this Agreement to be given by a party shall be delivered either by (a) personal delivery, (b) courier mail, or (c) facsimile mail addressed to the party for whom intended at the following address:

To the Company:       VWR Corporation
                      1310 Goshen Parkway
                      West Chester, PA  19380
                      Attention:  Jerrold B. Harris
                                 President and Chief Executive Officer
                      Telecopy No.:  (610) 436-1760

With a copy to:       Drinker Biddle & Reath
                      1000 Westlakes Drive, Suite 300
                      Berwyn, PA  19312
                      Attention:  Thomas E. Wood, Esq.
                      Telecopy No.:  (610) 993-8585

To the Purchaser:     EM Industries, Incorporated
                      5 Skyline Drive
                      Hawthorne, New York  10532
                      Attention: President & Chief Executive Officer
                      Telecopy No.:  (914) 592-8775

With a copy to:       Rogers & Wells
                      200 Park Avenue
                      New York, New York 10166
                      Attention:  Klaus H. Jander, Esq.
                      Telecopy No.:  (212) 878-3025

or at such other address as the intended recipient previously shall have designated by written notice to the other parties. Notice by courier mail shall be effective on the date it is officially recorded as delivered to the intended recipient by return receipt or equivalent. All notices and other communications required or contemplated by this Agreement delivered in person or sent by facsimile mail shall be deemed to have been delivered to and received by the addressee and shall be effective on the date of personal delivery or on the date sent, respectively. Notice not given in writing shall be effective only if acknowledged in writing by a duly authorized representative of the party to whom it was given.

           14.9 Attorneys' Fees. If any action or proceeding shall be commenced to enforce this Agreement or any right arising in connection with this Agreement, the prevailing party in such action or proceeding shall be entitled to recover from the other party the reasonable attorneys' fees, costs and expenses incurred by such prevailing party in connection with such action or proceeding.

           14.10 Integration. This Agreement, together with the Warrant and Standstill Agreement, as amended, contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein with respect to any matter.

           14.11 Waivers. No failure or delay on the part of either party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

           14.12 Governing Law. This Agreement shall be exclusively governed by, construed in accordance with, and interpreted according to the substantive law of the Commonwealth of Pennsylvania without giving effect to the principles of conflict of laws.

           14.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

           14.14 Cooperation. The parties hereto shall each perform such acts, execute and deliver such instruments and documents, and do all such other things as may be reasonably necessary to accomplish the transactions contemplated in this Agreement.

           14.15 Section Headings and Captions. Section headings and captions used in this Agreement are provided for convenience only and shall not affect the Agreement's meaning or interpretation.

           IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first set forth above.




                            VWR CORPORATION



                            By: /s/  Jerrold B. Harris
                            Name:  Jerrold B. Harris
                            Title:  President and Chief Executive
                                       Officer


                            EM INDUSTRIES, INCORPORATED



                            By:  /s/ Walter W. Zywottek
                            Name:  Walter W. Zywottek
                            Title:  President and Chief Executive
                                        Officer

                 EXHIBIT A TO PURCHASE AGREEMENT
                        FORM OF DEBENTURE


           THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREUNDER. THIS DEBENTURE IS NOT TRANSFERABLE EXCEPT TO AN AFFILIATE OF EM INDUSTRIES, INCORPORATED. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A COMMON SHARE AND DEBENTURE PURCHASE AGREEMENT DATED MAY 24, 1995 AND A STANDSTILL AGREEMENT DATED FEBRUARY 27, 1995, AS AMENDED ______ __, 1995 (COPIES OF WHICH AGREEMENTS ARE ON FILE WITH THE SECRETARY OF THE COMPANY) WHICH PROVIDE, AMONG OTHER THINGS, FOR CERTAIN RESTRICTIONS ON TRANSFER THEREOF. ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SUCH AGREEMENTS SHALL BE VOID.


                         VWR CORPORATION

                     SUBORDINATED DEBENTURE
                     Due [Issue Date], 2005


[Issue Date], 1995                                $135,000,000.00

No. 1


      VWR CORPORATION, a Pennsylvania corporation (hereinafter called the "Company"), for value received, hereby promises, subject to Article 3 hereof, to pay to the Holder (as defined below) on [Issue Date], 2005 the principal amount of One Hundred Thirty-five Million and 00/100's Dollars ($135,000,000.00), in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts, at the principal office of the Company, and, subject to Article 3 hereof, to pay interest on the unpaid portion of said principal amount on each Interest Payment Date (as defined below) commencing on [September 1,] 1995, at said office, pursuant to the terms and conditions of, and in the manner described in, Section 2.1 hereof.

                            ARTICLE 1

                           DEFINITIONS

      SECTION 1.1. Definitions. The terms defined in this Article whenever used in this Debenture shall have the respective meanings hereinafter specified.

      (a) "Administrative Agent" shall have the meaning set forth in the Bank Credit Agreement.

      (b) "Affiliate" shall have the meaning set forth in the Purchase Agreement.

      (c) "Bank Credit Agreement" shall mean that certain Credit Agreement, dated [_____ __], 1995, by and among the Company, certain financial institutions now or hereafter parties thereto and Bank of America, NT&SA, CoreStates Bank, N.A. and PNC Bank, N.A. as agents for such financial institutions, as the same may be amended, supplemented or otherwise modified from time to time.

      (d) "Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, 11 U.S.C. et seq., or any successor statute thereto.

      (e) "Commitment" shall have the meaning set forth in the Bank Credit Agreement.

      (f) "Common Shares" shall mean the common shares, par value $1.00, of the Company.

      (g) "Company" shall mean VWR Corporation, a Pennsylvania corporation, and any successor corporation by merger, consolidation, sale or exchange of all or substantially all of the Company's assets, or otherwise.

      (h) "Debenture" shall mean this Subordinated Debenture or such other Subordinated Debenture or Debentures exchanged therefor as provided in Section 2.2 herein.

      (i)  "Debenture Shares" shall have the meaning set forth in
Section 2.1(b) herein.

      (j)  "Deferred Interest" shall have the meaning set forth in
Section 2.1(c) herein.

      (k)  "Event of Default" shall have the meaning set forth in
Section 7.1 herein.

      (l) "Final Debenture Share Delivery Date" shall have the meaning set forth in Section 2.1(c) herein.

      (m)  "Holder" shall mean EM Industries, Incorporated or any
Affiliate of EM Industries, Incorporated to which this Debenture is subsequently transferred in accordance with the terms provided herein.

      (n) "Indebtedness" of any Person shall mean, without duplication:

           (1)   all indebtedness of such Person for borrowed money;

           (2) all obligations of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of such Person's business);

           (3) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

           (4) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

           (5) all obligations of such Person as lessee under leases that have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases;

           (6) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities;

           (7) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any capital stock of or other ownership or profit interest in such Person or any other Person or any warrants, rights or options to acquire such capital stock;

           (8)   all Indebtedness of others referred to in clauses
      (1) through (7) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss; and

           (9)   all Indebtedness referred to in clauses (1) through
      (7) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

      (o)  "Insolvency Event" shall have the meaning set forth in
Section 3.4.

      (p) "Interest Deferral Period" shall have the meaning set forth in Section 2.1(c).

      (q) "Interest Payment Date" shall have the meaning set forth in Section 2.1(a).

      (r)  "Obligor" shall have the meaning set forth in Section
3.1.

      (s) "Payment Blockage Notice" shall have the meaning set forth in Section 3.5.

      (t) "Payment Blockage Period" shall have the meaning set forth in Section 3.5.

      (u) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

      (v) "Purchase Agreement" means the Common Share and Debenture Purchase Agreement, dated May 24, 1995, between the Company and
EM Industries, Incorporated.

      (w)  "Redemption Price" shall have the meaning set forth in
Section 2.4.

      (x) "Representative" shall mean (i) with respect to obligations under the Bank Credit Agreement, the Administrative
Agent and (ii) with respect to any other Senior Debt the holder of such Senior Debt or any agent appointed for such Senior Debt under the instrument under which such Senior Debt arose.

      (y)  "Restricted Security" shall have the meaning set forth in
Section 5.2.

      (z)  "SEC" shall mean the United States Securities and
Exchange Commission.

      (aa) "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

      (ab) "Senior Debt" shall mean:
           (i) all obligations and liabilities of the Company (whether for or on account of principal, reimbursement obligations, accrued and unpaid interest (including without limitation all interest accruing on and after an Insolvency Event, whether or not such interest is allowed as a claim in any proceeding or case involving the Company), fees, expenses, indemnities and other amounts payable under or in connection with the Bank Credit Agreement and all documents or instruments executed in connection therewith, whether outstanding on the date of issuance of this Debenture or hereafter created, assumed or incurred, and shall include all renewals, extensions, refinancings and refundings thereof from time to time; provided that, Senior Debt under this clause (i) shall not include any obligations of the Company for principal or reimbursement obligations to the extent (but only to the extent) such amounts exceed $300,000,000 in principal amount in the aggregate (i.e., not including interest, fees, expenses, indemnities and the like); or

           (ii) all obligations and liabilities of the Company under any and all interest rate protection agreements to the extent such obligations and liabilities are secured by the collateral documents that secure the Company's obligations under the Bank Credit Agreement (or any renewal, extension, refinancing or refunding of the Bank Credit Agreement) and shall include all renewals, extensions, refinancings and refundings thereof from time to time.

      (ac) "Standstill Agreement" shall mean that certain Standstill Agreement, dated February 27, 1995, between the Company and
EM Industries, Incorporated, as assigned by EM Industries,
Incorporated to its wholly owned subsidiary, EM Laboratories, Incorporated pursuant to an Assignment and Assumption Agreement dated April 13, 1995, as such Standstill Agreement was amended on _____ __, 1995.

      (ad) "Subsidiary" shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.


                           ARTICLE 2

          INTEREST; EXCHANGES AND TRANSFER; REDEMPTION

      SECTION 2.1     Payment of Interest.
                      ___________________

      (a)  The Company shall pay to the Holder interest, subject to
Article 3 hereof, in the form and manner described in this Section (computed on the basis of a year of 365 or 366 days, as the case may be), on the unpaid principal amount hereof at the rate of 13% per annum on March 1, June 1, September 1 and December 1 of each year (subject to paragraphs (b) and (c) below) during the term of this Debenture (each, an "Interest Payment Date"), commencing on [September 1], 1995.

      (b) Beginning on the first Interest Payment Date and on each subsequent Interest Payment Date occurring on or before the Final Debenture Share Delivery Date (as defined below), subject to clauses (1) and (2) of this paragraph (b), the Company shall pay interest to the Holder in the form of the aggregate number of Common Shares equivalent to the dollar value of the interest due and payable on such Interest Payment Date (collectively, the "Debenture Shares"), at an issue price deemed to be $12.44 per share (the "Debenture Share Issue Price"), until such time (the "Final Debenture Share Delivery Date") as the Company shall have issued and the Holder shall have received the number of Debenture Shares equal to the sum of 1,410,772 plus [49.89%] of the aggregate number of Common Shares (other than Debenture Shares) issued by the Company during the period between the date hereof and the date immediately preceding such Final Debenture Share Delivery Date.

           (1) If, however, the total amount of accrued interest due and payable on such final Interest Payment Date occurring on or before the Final Debenture Share Delivery Date exceeds the dollar amount equal to the product of the total number of Debenture

      Shares received by the Holder on such Interest Payment Date times the Debenture Share Issue Price, then such excess dollar amount of accrued interest shall be deferred and added to the amount of Deferred Interest (as defined below) and shall become due and payable and shall be paid by the Company as provided in paragraph (e) below.

           (2) No fractional Common Shares will be issued as Debenture Shares in connection with the interest payments provided for in this paragraph (b), but in lieu of such fractional shares, if any, on each Interest Payment Date occurring before the Final Debenture Share Delivery Date an amount of interest equal to the product of the applicable fraction multiplied by the Debenture Share Issue Price shall be deferred and added to the amount of Deferred Interest (as defined below) and shall become due and payable and shall be paid by the Company as provided in paragraph (e) below.

      (c) On each Interest Payment Date occurring during the time period subsequent to the Final Debenture Share Delivery Date but prior to the second anniversary of the issuance of this Debenture (the "Interest Deferral Period"), the interest due and payable on this Debenture, plus such amounts of deferred interest, if any, described in clauses (1) and (2) of paragraph (b) above, shall accrue but shall be deferred (the "Deferred Interest"), and such Deferred Interest shall become due and payable on [Issue Date], 2005, as described in paragraph (e) below.

      (d) On each Interest Payment Date occurring subsequent to the completion of the Interest Deferral Period, the Company shall pay to the Holder interest on the unpaid portion of the principal amount of this Debenture at the interest rate set forth above in paragraph (a) above at the Company's principal office in the coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts. On [Issue Date], 2005, subject to paragraph (e) below, all interest that shall have accrued on the unpaid principal balance of this Debenture subsequent to the final Interest Payment Date shall become due and payable, and the Company shall pay such accrued interest to the Holder at the Company's principal office in the coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

      (e) On [Issue Date], 2005, in addition to the accrued interest described in the second sentence of paragraph (d) above, all Deferred Interest shall become due and payable and the Company will pay the Holder the total amount of Deferred Interest, plus interest thereon at the interest rate set forth above in paragraph
(a) above, at the Company's principal office in the coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts.

      (f) If any amount of the principal of, or interest on, this Debenture shall not be paid for a period of 30 days after the date when due, the Company shall pay the Holder interest on such overdue amount at a rate equal to the sum of the interest rate set forth above in paragraph (a) above plus 5% per annum on the amount thereof from the date when due until such amount shall have been paid in full.

      SECTION 2.2. Exchange and Registration of Transfer of Debentures. The Holder may, at its option, surrender this Debenture at the office of the Company and receive in exchange therefor a Debenture or Debentures, each in the denomination of $1,000,000.00 or an integral multiple of $1,000,000.00 in excess thereof, dated as of the date of this Debenture, and payable to such transferee, or order, as may be designated by such Holder.
The aggregate principal amount of such Debenture or Debentures exchanged in accordance with this Section shall equal the aggregate unpaid principal amount of this Debenture as of the date of such surrender; provided, however, that upon such exchange there shall be filed with the Company the name and address for all purposes hereof of the Holder or Holders of the Debenture or Debentures delivered in such transfer. This Debenture, when presented for registration of transfer or for exchange or payment, shall (if so required by the Company) be duly endorsed by, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by, the Holder or its attorney duly authorized in writing.

      SECTION 2.3. Loss, Theft, Destruction of Debenture. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Debenture, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Debenture, a new Debenture of like tenor and unpaid principal amount dated as of the date hereof.
This Debenture shall be held and owned upon the express condition that the provisions of this Section are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Debenture and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without their surrender.

      SECTION 2.4. Optional Redemption by the Company. The Company at its election, upon notice given as provided in Section 2.5, may redeem this Debenture in whole or in part at any time if it remains outstanding on or after [Issue Date], 2000 at the aggregate principal amount outstanding so to be redeemed, together with accrued interest thereon to the date fixed for such redemption (the "Redemption Price"); provided, however, that the source of funds for such redemption shall be the Company's cash flow and shall not consist in whole or in part of any Indebtedness of the Company incurred for the purpose of funding such redemption. Partial redemptions shall be in an aggregate principal amount of $1,000,000.00 or an integral multiple of $1,000,000.00 in excess thereof. The amount to be redeemed shall be calculated according to the respective unredeemed principal amount hereof.

      SECTION 2.5 Notice of Redemptions. In the case of any redemption of this Debenture, notice thereof shall be given in writing to the Holder not fewer than 30 nor more than 60 days prior to the date fixed for such redemption, which notice shall specify the date fixed for such redemption and make reference to this
Section 2.5 pursuant to which such redemption is to be made. Such notice of redemption and all other notices to be given to the Holder shall be given by registered mail at its designated address.

      Upon notice of any redemption being given as provided in this Section, the Redemption Price shall become due and payable to the Holder, at the office of the Company on the date specified in such notice and from and after such date (unless the Company shall default in the payment of the Redemption Price) interest shall cease to accrue on this Debenture or portion hereof subject to such notice of redemption.

      SECTION 2.6 Surrender of Debentures; Notation Thereon. Upon any redemption of a portion of the principal amount of this Debenture pursuant to Section 2.4, the Holder at its option may require the Company to make and deliver, at the expense of the Company (other than for transfer taxes, if any), upon surrender of this Debenture, a new Debenture payable to the Holder, or to such Person or Persons, or order, as may be designated by the Holder, for the principal amount of this Debenture then remaining unredeemed, dated as of the date to which interest has been paid on the unredeemed principal amount of this Debenture (or, if no interest has been paid hereon, then dated as of the date of this Debenture), or may present this Debenture to the Company for notation hereon of the payment of the portion of the principal amount so redeemed. The Company may, as a condition of payment of all or any of the principal of or interest on this Debenture, require the Holder to present this Debenture for notation of such payment and, if this Debenture be paid in full, require the surrender hereof.

      SECTION 2.7. Who Deemed Absolute Owner. The Company may deem the Person in whose name this Debenture shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Debenture (whether or not this Debenture shall be overdue) for the purpose of receiving payment of or on account of the principal of this Debenture and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments shall be valid and effectual to satisfy and discharge the liability upon this Debenture to the extent of the sum or sums so paid.

                           ARTICLE 3

                         SUBORDINATION

      The payment of this Debenture shall be subject to the following restrictions:

      SECTION 3.1. Agreement to Subordinate. Anything in this Debenture to the contrary notwithstanding, the Company agrees, and by accepting this Debenture the Holder agrees, that the indebtedness evidenced by this Debenture is subordinate and subject in right of payment, to the extent and in the manner provided in this Article 3, to the prior payment in full in cash of all Senior Debt and that the subordination is for the benefit of and enforceable by the holders of Senior Debt. This Debenture shall in all respects rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company, and only Senior Debt shall rank senior to this Debenture. The subordination provided herein is absolute, unconditional and irrevocable irrespective of:

      (a)  any failure of, or delay by, a holder of Senior Debt:

           (i) to assert any claim or demand or to enforce any right, power or remedy against the Company or any other Person primarily or secondarily liable with respect to the Senior
      Debt (an "Obligor"); or

           (ii) to exercise any right, power or remedy against the Company or any Obligor or any collateral securing any Senior Debt;

      (b) any change in the time, manner, or place of payment of, or in any other term of, all or any Senior Debt;

      (c) any reduction, limitation, impairment, or termination of any Senior Debt for any reason, including any claim of waiver, release, surrender, alteration or compromise;

      (d) any amendment to, rescission, waiver, or other modification of, or any consent to departure from, any of the terms of the Bank Credit Agreement or any other document under which Senior Debt is incurred;

      (e) any addition, exchange, release, surrender or nonperfection of any collateral securing any Senior Debt; or

      (f) any other circumstances which might otherwise constitute a defense available to, or a legal or equitable discharge of, or otherwise prejudicially affect the subordination herein provided.

      SECTION 3.2. Reinstatement, etc. The subordination provisions of this Article 3 shall continue to be effective or be reinstated, as the case may be, if at any time any payment (in whole or in part) of any Senior Debt is rescinded or must otherwise be restored by the holder of such Senior Debt upon any Insolvency Event (as herein defined) or otherwise, all as though such payment has not been made.

      SECTION 3.3. Certain Waivers. The Holder hereby waives promptness, diligence, notice of acceptance, and any other notice with respect to any of the Senior Debt and any requirement that any holder of the Senior Debt (or any agent therefor) protect, secure, perfect, or insure any lien, security interest or similar encumbrance or any property subject thereto, or exhaust any right or take any action against the Company, any Obligor or any other person or any collateral securing any Senior Debt; provided, that the Company shall send, or cause the Administrative Agent to send, to the Holder, at the following address (or such other address as the Holder shall notify the Company and the Administrative Agent in writing): c/o EM Industries, Incorporated, 5 Skyline Drive, Hawthorne, New York 10532, a copy of any Payment Blockage Notice or notice of acceleration of the principal amount owed under the Bank Credit Agreement promptly after the same is sent by the Administrative Agent to the Company; provided, that the failure of the Company or the Administrative Agent to send to the Holder a copy of such notice shall not affect or impair in any respect the rights of any holder of Senior Debt hereunder or the extent or scope of the subordination provisions herein.

      SECTION 3.4. Insolvency, Bankruptcy, Dissolution of Company. Upon any payment or distribution (whether in cash, securities or other property) to creditors of the Company in the event of (i) any winding-up, insolvency, bankruptcy, liquidation or reorganization of the Company, whether voluntary or involuntary, (ii) any proceeding or case for reorganization, liquidation, bankruptcy, dissolution or other winding-up of the Company or its assets, whether or not involving insolvency or bankruptcy,
(iii) any assignment by the Company for the benefit of creditors or
(iv) any receivership or other similar proceeding or any marshalling of assets of the Company (each, an "Insolvency Event"):

      (a) all Senior Debt shall first be paid in full in cash (including without limitation the cash collateralizing at 105% of the face amount of any obligations under outstanding letters of credit) before the Holder shall be entitled to receive any payment or other distribution on or in respect of this Debenture; and

      (b) until all Senior Debt is paid in full in cash (including without limitation the cash collateralizing at 105% of the face amount of any obligations under outstanding letters of credit), any payment or distribution to which the Holder would be entitled but for this Article 3 (whether in cash, property, securities or whatever) shall be made to holders of Senior Debt as their interests may appear, except that the Holder may receive shares of the Company as reorganized or readjusted or securities of the Company or any other corporation if (i) in the case of securities, the payment of such securities is subordinate to Senior Debt to at least the same extent as this Debenture is subordinate to Senior Debt and (ii) in the case of stock or securities, such stock or securities are issued pursuant to a plan of reorganization which does not alter, amend or impair (as defined in Section 1124 of the Bankruptcy Code) the rights of any holder of Senior Debt.

      SECTION 3.5. Default on Senior Debt

      (a) The Company may not pay the principal of, premium, if any, or interest on, this Debenture or make any deposit in respect of this Debenture and may not repurchase, redeem or otherwise retire this Debenture (collectively, "pay this Debenture") if:

           (i)   any Senior Debt is not paid when due,

           (ii) there shall be a default under the Bank Credit Agreement with respect to the following financial covenants, which covenants are currently set forth in Sections [___] through [___] therein: (v) Minimum Net Worth, (w) Minimum Consolidated Fixed Charge Coverage, (x) Minimum Senior Leverage Ratio, (y) Minimum EBITDA or (z) Minimum Interest Coverage, or

           (iii) any other default on Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms unless, in each case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Debt has been paid in full in cash (including without limitation the cash collateralizing at 105% of the face amount of any obligations under outstanding letters of credit) and any commitment in connection with such Senior Debt to extend further loans or credit to the Company or any Affiliate thereof shall have been terminated (including without limitation, with respect to obligations under the Bank Credit Agreement, the termination of the Commitment).

During the continuation of any default (other than a default described in clauses (i), (ii) or (iii) above) with respect to any Senior Debt, pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay this Debenture for a period (a "Payment Blockage Period") commencing upon the receipt by the Company of written notice of such default from a Representative of such Senior Debt specifying an election to effect a Payment Blockage Period (a "Payment Blockage Notice") and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Company from the Representative which gave such Payment Blockage Notice, (ii) by repayment in full in cash of such Senior Debt (including without limitation the cash collateralizing at 105% of the face amount of any obligations under outstanding letters of credit) and any commitment in connection with such Senior Debt to extend further loans or credit to the Company or any Affiliate thereof shall have been terminated (including without limitation, with respect to obligations under the Bank Credit Agreement, the termination of the Commitment) or (iii) because the default specified in such Payment Blockage Notice is no longer continuing, as verified in writing by the Representative that sent such Payment Blockage Notice). Notwithstanding the immediately preceding sentence (but subject to the provisions contained in the first sentence of this Section), unless the holders of such Senior Debt or the Representative of such holders shall have accelerated the maturity of such Senior Debt, the Company shall resume payments (including any missed payments) on this Debenture after the end of such Payment Blockage Period unless such payment is otherwise prohibited under this
Article 3. Multiple Payment Blockage Periods may be imposed so long as (x) the cumulative period covered by all such Payment Blockage Periods does not exceed 179 days in any 365 consecutive-day period and (y) no more than one Payment Blockage Period may result from the same default.

      (b) The failure to make a payment or distribution on this Debenture by reason of this Article 3 shall not be construed or deemed to prevent the occurrence of an Event of Default hereunder; provided that any acceleration of payment of this Debenture resulting therefrom shall be rescinded if and when the following conditions shall be simultaneously satisfied: (i) each payment or distribution which gave rise to such event of default shall be made, and (ii) no other such event of default shall have occurred.

      SECTION 3.6. Subordinated Acceleration; Standstill.

      (a) Holder agrees to give the Administrative Agent under the Bank Credit Agreement not less than 5 days' prior notice of its intention to accelerate the maturity of this Debenture pursuant to
Section 6.2 hereof.

      (b) Holder will not for a period of 90 days following an acceleration of this Debenture (other than such acceleration resulting from the acceleration of a majority in principal amount of the then outstanding amount of Senior Debt) pursue or exercise any other right, power or remedy under this Debenture, the Purchase Agreement or applicable law.

      SECTION 3.7. Turnover. If Holder receives any payment or other distribution on this Debenture (whether in cash, property, securities or whatever) at a time when such payment or distribution should not have been made to Holder by reason of this Article 3, such payment or distribution shall be deemed to have been received and held in trust for the benefit of the holders of the Senior Debt, and shall be segregated from other property of Holder and be paid and delivered as promptly as practicable to the holders of the Senior Debt, as their interests may appear, for application to, or collateral for, the payment or prepayment of the Senior Debt.

      SECTION 3.8. Subrogation. If all Senior Debt has been paid in full in cash (including without limitation the cash collateralizing at 105% of the face amount of any obligations under outstanding letters of credit) and any commitment in connection with such Senior Debt to extend further loans or credit to the Company or any Affiliate thereof shall have been terminated (including without limitation, with respect to obligations under the Bank Credit Agreement, the termination of the Commitment), then until this Debenture is paid in full, Holder shall be subrogated to all rights of holders of Senior Debt, including the right to receive payments or distributions in respect thereof. A payment or distribution made to holders of Senior Debt pursuant to this Article 3 which otherwise would have been made to Holder shall not be construed or deemed, as between the Company and Holder, a payment or distribution in respect of Senior Debt.

      SECTION 3.9. Relative Rights. This Article 3 defines the relative rights of Holder and the holders of Senior Debt. Nothing herein shall:

      (a) impair, as between the Company and Holder, the obligation of the Company, which is absolute and unconditional, to pay principal of, premium, if any, and interest on this Debenture in accordance with its terms; or

      (b)  except as otherwise expressly provided herein, prevent
Holder from exercising its available remedies upon a default, subject to the rights of holders of Senior Debt to receive distributions otherwise payable to Holder.

      SECTION 3.10. Subordination May Not be Impaired. No right of any holder of Senior Debt to enforce the subordination of the indebtedness evidenced by this Debenture shall at any time in any way be prejudiced or impaired by an act or omission in good faith by a holder of Senior Debt (or any agent therefor); or by any act or failure to act by the Company or by the Company's failure to comply with this Debenture.

      SECTION 3.11. Reliance by Holders of Senior Debt on Subordination Provisions. Holder by accepting this Debenture acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Debt, whether such Senior Debt was created or acquired before or after the issuance of this Debenture, to acquire and continue to hold, or to continue to hold, such Senior Debt and such holder of Senior Debt shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Debt.

                           ARTICLE 4

          RESTRICTIONS ON TRANSFER; REGISTRATION RIGHTS


      SECTION 4.1. Restrictive Legend. Unless and until otherwise permitted by this Section, any certificate for Debenture Shares initially issued pursuant to this Debenture and any certificate for Common Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

           THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A COMMON SHARE AND DEBENTURE PURCHASE AGREEMENT DATED MAY 24, 1995 AND A STANDSTILL AGREEMENT DATED FEBRUARY 27, 1995, AS AMENDED _____ __, 1995 (COPIES OF WHICH AGREEMENTS ARE ON FILE WITH THE SECRETARY OF THE COMPANY) WHICH PROVIDE, AMONG OTHER THINGS, FOR CERTAIN RESTRICTIONS ON TRANSFER THEREOF. ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SUCH AGREEMENTS SHALL BE VOID.


      SECTION 4.2. Restrictions on Transfer; Notice of Proposed
Transfers; Opinion of Counsel.

           (a) This Debenture is not transferable to any Person who is not an Affiliate of EM Industries, Incorporated.

           (b) Prior to any transfer or attempted transfer of this Debenture or any Debenture Shares held by a Holder before such Debenture or Debenture Shares have been registered under the Securities Act in accordance with the terms of this Debenture, the Holder shall give written notice to the Company of its intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer. Any sale or other transfer not in compliance herewith shall be void.

           (c) For so long as the transfer restrictions set forth in the Purchase Agreement, Standstill Agreement or this Debenture are in effect, any certificate evidencing Debenture Shares issued upon transfer (each, a "Restricted Security") shall bear the restrictive legend set forth in Section 4.1, provided, however, that in the event counsel for the Company shall opine that the removal of any legend (or part thereof) required to appear on any certificate pursuant to the Purchase Agreement from the certificates representing the Common Shares is permissible, the Company shall remove from such certificates all legends no longer required and shall rescind any stop-transfer instructions previously communicated to its transfer agent relating to such certificates.

      SECTION 4.3. Registration Rights. The Company shall have no obligation to the Holder of any Restricted Security to cause or consent to the registration of any such security under the Securities Act, except to the extent set forth in the Standstill
Agreement.


                            ARTICLE 5

                            COVENANTS

      The Company covenants and agrees that so long as this Debenture shall be outstanding:

      SECTION 5.1. Payment of Debenture; Source of Funds. The Company will punctually pay or cause to be paid the principal of, or interest on, this Debenture according to the terms hereof. The source of funds for all such payments of principal and interest shall be the Company's cash flow and shall not consist in whole or in part of any Indebtedness of the Company.

      SECTION 5.2. Notice of Default. If any one or more events occur which constitute or which, with the giving of notice or the lapse of time or both, would constitute an Event of Default or if the Holder shall demand payment or take any other action permitted upon the occurrence of any such Event of Default, the Company will forthwith give notice to the Holder, specifying the nature and status of the Event of Default or other event or of such demand or action, as the case may be.

      SECTION 5.3. Sufficient Number of Authorized Common Shares.
The Company will at all times have authorized and reserved for issuance a sufficient number of Common Shares to provide for the issuance of the Debenture Shares as provided herein.

      SECTION 5.4. Insurance. The Company will carry and maintain in full force and effect at all times with insurers the Company reasonably believes to be financially sound and reputable such insurance in such amounts as is customary in the respective industries of the Company and such subsidiaries.


                            ARTICLE 6

                            REMEDIES

      SECTION 6.1. Events of Default. "Event of Default" wherever used herein means any one of the following events:

           (a) default in the due and punctual payment of the principal of, interest on, or any other amount owing in respect of, this Debenture when and as the same shall become due and payable, and continuance of such default for a period of thirty (30) calendar days; or

           (b) default in the performance or observance of any covenant or agreement of the Company in this Debenture (other than a covenant or agreement a default in the performance of which is specifically provided for elsewhere in this Section), and the continuance of such default for a period of thirty (30) calendar days after there has been given to the Company by a Holder a written notice specifying such default and requiring it to be remedied; or

           (c) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 calendar days; or

           (d) the institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

           (e) any principal with respect to other Indebtedness (other than Senior Debt) of the Company or any Subsidiary exceeding $1,000,000 is not repaid within any applicable grace period after its final maturity date or becomes due and payable by reason of default before its final maturity date.

      SECTION 6.2. Acceleration of Maturity. If an Event of Default occurs and is continuing, then and in every such case the Holder may, subject to the restrictions contained in Article 3, declare the principal of this Debenture to be due and payable immediately, by a notice in writing to the Company, and upon any such declaration the principal of this Debenture shall become immediately due and payable.

      SECTION 6.3. Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

                           ARTICLE 7

                          MISCELLANEOUS

      SECTION 7.1. Register. The Company shall keep at its principal office a register in which the Company shall provide for the registration of this Debenture.

      SECTION 7.2. Governing Law. This Debenture shall be exclusively governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without reference to the conflicts of laws principles thereof.

      SECTION 7.3. Headings.  The headings of the Articles and
Sections of this Debenture are inserted for convenience only and do not constitute a part of this Debenture.

           IN WITNESS WHEREOF, the Company has caused this Debenture to be signed by its duly authorized officer under its corporate seal, attested by its duly authorized officer, on the date of this Debenture.

                                 VWR CORPORATION

                                 By:_________________________________
                                 Name:
                                 Title:


Attest


By:_________________________________
Name:
Title:

[Corporate Seal]

                 EXHIBIT B OF PURCHASE AGREEMENT

            FORM OF OPINION OF COUNSEL OF THE COMPANY




               [Drinker Biddle & Reath Letterhead]


                                       [Closing Date], 1995


EM Industries, Incorporated
5 Skyline Drive
Hawthorne, New York 10532

EM Laboratories, Incorporated
5 Skyline Drive
Hawthorne, New York 10532


Ladies and Gentlemen:

           We have acted as counsel for VWR Corporation, a Pennsylvania corporation (the "Company"), in connection with the Common Share and Debenture Purchase Agreement dated May 24, 1995 (the "Purchase Agreement") by and between the Company and EM Industries, Incorporated, a New York corporation (the "Purchaser"), the related subordinated debenture (the "Debenture"), and Amendment Number One to the Standstill Agreement, dated _____ __, 1995 (the "Amendment," and collectively with the Purchase Agreement and the Debenture, the "Transaction Documents") by and between the Company and the Purchaser, and the transactions and agreements contemplated thereby. This opinion is furnished to you pursuant to Section 5.3 of the Purchase Agreement. Except as otherwise indicated, capitalized terms used and not otherwise defined herein have the meanings defined in the Purchase Agreement.

* * *

           Based upon and subject to the foregoing and the qualifications set forth below, we are of the opinion that:

           (a) The Company is a corporation validly subsisting under the laws of the Commonwealth of Pennsylvania.

           (b) The Company is qualified to transact business and is in good standing as a foreign corporation in the following states: Illinois, California and New Jersey.

           (c) The Company has the corporate power to conduct its business as, to the best of our knowledge, it is now conducted, to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of the Company.

           (d) Each of the Transaction Documents to which the Company is a party has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms.

           (e) The execution and delivery by the Company of the Transaction Documents and the consummation by the Company of the Closing do not constitute a breach of or default under any agreement or other instrument to which the Company is a party and which has been filed by the Company in its Form 10-K with respect to the year ended December 31, 1994 or in its Form 10-Q with respect to the quarter ended March 31, 1995 (or incorporated by reference therein) or violate the articles of incorporation or bylaws of the Company or any Pennsylvania or federal law or regulation or any judgment, writ, injunction, decree, order or ruling known to us of any court or government authority binding on the Company.

           (f) The authorized capital of the Company consists of 30,000,000 authorized common shares, par value $1.00 per share and 1,000,000 preferred shares par value $1.00 per share. We have been informed by the Company that as of _____ __, 1995, the Company's stock records show that there were _____ common shares and _____ preferred shares of the Company outstanding and ____ common shares and ____ preferred shares of the Company that have been issued and are held by the Company as treasury shares.

           (g) The Purchased Shares to be issued pursuant to the Purchase Agreement have been duly authorized for issuance and, when issued upon payment therefor in accordance with the terms of the Purchase Agreement, the Purchased Shares will be validly issued, fully paid and nonassessable by the Company.

           (h) An indefinite number of shares sufficient to enable the Company to issue the Debenture Shares have been duly authorized for issuance and, when issued in accordance with the terms of the Debenture, such shares will be validly issued, fully paid and nonassessable by the Company.

           (i) Except as contemplated or provided by the Transaction Documents, no consent, approval or authorization of or filing with (other than post-Closing filings pursuant to state or federal law which, whether made or not made, will have no effect on the finality of the transactions contemplated by the Transaction Documents) any Pennsylvania or federal governmental authority is required in connection with the execution or delivery by the Company of the Transaction Documents or the sale of the Purchased Shares and the Debenture to the Purchaser or the issuance of the Debenture

      Shares to the Purchaser, except for any actions which may be required pursuant to state securities or "blue sky" laws.

           (j) With respect to the Rights Agreement, dated as of May 20, 1988, as amended February 23, 1995 (the "Rights Agreement"), between the Company and First Interstate Bank of Washington, N.A., as Rights Agent, (a) the Standstill Agreement, as amended by the Amendment on [Closing Date], 1995, constitutes a "written agreement with the Company (approved by at least a majority of the Continuing Directors)" as described in Section 1(a), as amended, of the Rights Agreement, and (b) the Purchaser's acquisition of the Purchased Shares and the Debenture, the issuance of the Debenture Shares to the Purchaser as provided in the Debenture, pursuant to the terms of the Transaction Documents, will not cause the Purchaser to become an "Acquiring Person" (as defined in the Rights Agreement).

           (k) The provisions of Section 2538(a) and of Subchapters E, F, G and H of Chapter 25 of the Pennsylvania Business
      Corporation Law of 1988 (15 Pa. C.S.), as amended, are not applicable to the Company.

           Furthermore, we advise you that, to the best of our knowledge, except as disclosed in or pursuant to the Purchase Agreement, there are no options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any shares or other securities of the Company nor any outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its outstanding shares or other securities.

           The opinions set forth above are subject to the following qualifications and limitations:

                 We express no opinion as to the effect of the application of equitable principles (whether considered in a proceeding at law or in equity) or of bankruptcy, insolvency, reorganization, moratorium and other laws now or hereafter in effect affecting the enforcement of creditors' rights and remedies (including those relating to fraudulent conveyance and transfers) or of Section 721 of Title VII of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988;

                 We express no opinion with respect to any indemnification or contribution provisions contained in any of the Transaction Documents to the extent such provisions may be construed to include indemnification or contribution for liability of an indemnified party arising under federal or state securities laws or for liabilities by reason of an indemnified party's negligence or willful misconduct;

                 We express no opinion with respect to the enforceability of Sections 6.1, 6.3 and 6.4 of the Standstill Agreement, as amended, to the extent they purport to bind the Board of Directors of the Company or any committee thereof, or the enforceability of Sections 6.1 or 6.4 of the Standstill Agreement, as amended, to the extent they require the Board of Directors of the Company to elect or cause to be elected to the Board of Directors or a

Committee of the Board of Directors any person the election of whom would be inconsistent with the fiduciary duties of the Board of Directors of the Company.

                 We express no opinion concerning the laws of any jurisdiction other than the law of the Commonwealth of Pennsylvania, and the federal law of the United States of America, and we express no opinion on the antitrust laws of any jurisdiction.

* * *

                 EXHIBIT C OF PURCHASE AGREEMENT

           FORM OF OPINION OF COUNSEL OF THE PURCHASER

                   [Rogers & Wells Letterhead]





                                       [Closing Date], 1995



VWR Corporation
1310 Goshen Parkway
West Chester, Pennsylvania 19380

Ladies and Gentlemen:

           We have acted as counsel for EM Industries, Incorporated, a New York corporation ("EMI") and EM Laboratories, Incorporated ("EM Laboratories"), a New York corporation and wholly owned subsidiary of EMI, in connection with the Common Share and Debenture Purchase Agreement dated May 24, 1995 (the "Purchase Agreement") by and between VWR Corporation, a Pennsylvania corporation (the "Company") and EMI; Amendment No. 1 to the Standstill Agreement dated May 24, 1995 (the "Amendment") by and among the Company, EMI, and EM Laboratories; and the Assignment and Assumption Agreement dated _____ __, 1995 (the "Assignment") by and between EMI, as assignor, and EM Laboratories, as assignee, and the transactions and agreements contemplated thereby. This opinion is furnished to you pursuant to Section 6.6 of the Purchase Agreement. Except as otherwise indicated, capitalized terms used and not otherwise defined herein have the meanings defined in the Purchase Agreement.

           We have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion. We are members of the bar of the State of New York. The opinions given below are limited to matters arising under the laws of the State of New York and the federal laws of the United States of America, and we express no opinion on the antitrust laws of any jurisdiction.
We have assumed that the Purchase Agreement, the Amendment and the Assignment (collectively, the "Agreements") and any transactions contemplated thereby are governed by the laws of the State of New York. No opinion is expressed with respect to the laws of any other jurisdiction.

           We have in all cases assumed, without investigation, the genuineness of all signatures, the authenticity of documents or instruments submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the correctness of all statements of fact contained therein.

           Based upon and subject to the foregoing and the qualifications set forth below, we are of the opinion that:

           (l) EMI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York.

           (m) EMI has all requisite power and authority to execute and deliver the Agreements and to carry out the transactions contemplated thereby.

           (n) The execution, delivery and performance by EMI of the Agreements have been duly authorized by all requisite corporate action.

           (o) The Agreements have been duly executed and delivered by EMI and constitute the valid and binding obligations of EMI, enforceable against EMI in accordance with their respective terms, subject to bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights, to general equity principles and to Section 721 of Title VII of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and we express no opinion with respect to any indemnification or contribution provisions contained in the Agreements to the extent such provisions may be construed to include indemnification or contribution for liability of an indemnified party under federal or state securities laws or for liabilities by reason of an indemnified party's negligence or willful misconduct.

           (p) Such execution and delivery and the consummation of the Agreements will not conflict with or violate the Certificate of Incorporation or By-Laws of EMI; or any provision of any applicable law or regulation or of any judgment, injunction, order or decree binding upon EMI or to which EMI is a party; or, to our knowledge, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or otherwise change the existing rights or obligations of any party thereto) under any term, condition or provision of any note, bond, mortgage, indenture, lease, agreement or other instrument or obligation to which EMI is a party or by which EMI is bound.

           (q) EMI has full corporate power to carry on its business as such business is conducted on the date hereof and to own, lease and operate its properties.

           (r) Except as contemplated or provided by the Agreements, no consent, approval or authorization of or filing with (other than post-Closing filings pursuant to state or federal law which, whether made or not made, will have no effect on the finality of the transactions contemplated by the Agreements) any New York or federal governmental authority is required in connection with the execution or delivery by EMI of the Agreements or the purchase of the Shares and the Debenture by EMI, except for any actions which may be required pursuant to state securities laws or "blue sky" laws.

           (s) EM Laboratories is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York.

           (t) EM Laboratories has all requisite power and authority to execute and deliver the Amendment and the Assignment and to carry out the transactions contemplated thereby.

           (u)   The execution, delivery and performance by EM
      Laboratories of the Amendment and the Assignment have been duly authorized by all requisite corporate action.

           (v) The Amendment and the Assignment have been duly executed and delivered by EM Laboratories and constitute the valid and binding obligation of EM Laboratories, enforceable against EM Laboratories in accordance with their respective terms, subject to bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights, to general equity principles and to Section 721 of Title VII of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and we express no opinion with respect to any indemnification or contribution provisions contained in the Agreements to the extent such provisions may be construed to include indemnification or contribution for liability of an indemnified party under federal or state securities laws or for liabilities by reason of an indemnified party's negligence or willful misconduct.

           (w) Such execution and delivery and the consummation of the Amendment and the Assignment will not conflict with or violate the Certificate of Incorporation or By-Laws of EM Laboratories; or any provision of any applicable law or regulation or of any judgment, injunction, order or decree binding upon EM Laboratories or to which EM Laboratories is a party; or, to our knowledge, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or otherwise change the existing rights or obligations of any party thereto) under any term, condition or provision of any note, bond, mortgage, indenture, lease, agreement or other instrument or obligation to which EM Laboratories is a party or by which EM Laboratories is bound.

           (x) EM Laboratories has full corporate power to carry on its business as such business is conducted on the date hereof and to own, lease and operate its properties.

           (y) Except as contemplated or provided by the Amendment and the Assignment, no consent, approval or authorization of any New York or federal governmental authority is required in connection with the execution or delivery by EM Laboratories of the Amendment or the Assignment.

           (z) One hundred percent of the issued and outstanding stock of EM Laboratories is owned by EMI. To our knowledge, 100% of the issued and outstanding stock of EMI is owned by Merck AG, Zug, Switzerland, which is 55.17% owned by Merck & Cie. KG, Altdorf, Switzerland, which is 99.84% owned by E. Merck, Darmstadt, Federal Republic of Germany.

           In rendering the opinions expressed in this letter, we have assumed, without investigation, that the Company (i) is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization and formation, (ii) has the requisite corporate power and authority and has taken the corporate action necessary to execute and deliver the Purchase Agreement, the related Debenture and the Amendment and to consummate the transactions contemplated thereby and (iii) has duly authorized, executed and delivered the Agreements and the Debenture. We have also assumed, without investigation, that the Agreements and the Debenture constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

           When reference is made in this opinion to "knowledge," it means the actual knowledge of those partners and associates who have given substantive attention to the Agreements and the agreements and transactions contemplated thereby.

           This opinion is solely for the information of the addressee hereof, and is not to be quoted in whole or in part or otherwise referred to or filed with any governmental agency or other person without our prior written consent. Other than the addressee hereof, no one is entitled to rely on this opinion.

           This opinion is effective as of the date hereof. No expansion of our opinion may be made by implication or otherwise, and we express no opinion other than is herein expressly set forth. We do not undertake to advise you of any matter within the scope of this letter that comes to our attention after the date of this letter and disclaim any responsibility to advise you of any future changes in law or fact that may affect the above opinion.

                                 Very truly yours,

                 EXHIBIT D OF PURCHASE AGREEMENT

            FORM OF AMENDMENT TO STANDSTILL AGREEMENT


        AMENDMENT NUMBER ONE TO THE STANDSTILL AGREEMENT

           This Amendment Number One to the Standstill Agreement (the "Amendment") made this [_____] day of [_______], 1995 by and among VWR Corporation ("VWR"), a Pennsylvania corporation, EM Industries, Incorporated ("EMI"), a New York corporation, and EM Laboratories, Incorporated ("EM Laboratories"), a New York corporation,

                      W I T N E S S E T H:

           WHEREAS, EMI and VWR entered into a Standstill Agreement dated February 27, 1995 (the "Standstill Agreement");

           WHEREAS, pursuant to an Assignment and Assumption Agreement dated April 13, 1995, and in conformity with Section 10.4 of the Standstill Agreement, EMI assigned its rights and delegated its duties and obligations under the Standstill Agreement to EM Laboratories and EM Laboratories accepted such assignment and delegation; and WHEREAS, accordingly, all references to EMI in the Standstill Agreement refer to EM Laboratories as assignee as well as to EMI, and EMI and EM Laboratories are jointly and severally liable for the performance of the obligations of EM Laboratories under the Standstill Agreement;

           WHEREAS, Section 10.5 of the Standstill Agreement provides that the Standstill Agreement may be amended by a written agreement signed by VWR and EMI; and

           WHEREAS, VWR, EMI and EM Laboratories have agreed to amend the Standstill Agreement as provided herein,

           NOW THEREFORE, in consideration of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the parties agree that the Standstill Agreement shall be amended as of the date hereof as follows:


SECTION. 8 To the Recitals there shall be added Recital D, which shall read in its entirety as follows:

      "D. Company and EMI have entered into a Common Share and Debenture Purchase Agreement dated May 24, 1995, pursuant to which, among other things, Company shall issue and sell to EMI additional Common Stock (as defined below) of Company and a subordinated debenture (the 'Debenture')."

SECTION 9 To Article 1 there shall be added the following sentence, which shall be set forth immediately after the caption
"DEFINITIONS":

      "Capitalized terms used but not defined herein shall have the meaning set forth, as the case may be, in the Common Share and Warrant Purchase Agreement (as defined below) or the Common Share and Debenture Purchase Agreement (as defined below)."

SECTION 10 To Article 1 there shall be added the following definitions, the other sections of Article 1 being renumbered accordingly, which new definitions shall read in their entirety as follows:

      "1.3.  Agreement.  'Agreement' means this Standstill
Agreement, as it may be from time to time modified, amended, altered or supplemented by written agreement of the parties as provided in Section 10.5."

      "1.10.  Common Share and Debenture Purchase Agreement.
      'Common Share and Debenture Purchase Agreement' means the
      Common Share and Debenture Purchase Agreement, dated May
      24, 1995, between Company and EMI."

      "1.31. Second Closing Date. 'Second Closing Date' means the date the acquisition of the Common Stock and Debenture by Purchaser is consummated pursuant to the terms of the Common Share and Debenture Purchase
      Agreement."

SECTION 11 The second sentence of Section 2.2 shall be amended to read in its entirety as follows:

      "The 'Percentage Limitation' shall be 49.9% of the Common
      Stock Equivalents."

SECTION 12 Section 2.7(e) shall be amended to read in its entirety as follows:

      "(e) If Company does not elect to purchase shares from Purchaser, or elects to purchase only a portion of the shares under Section 2.7(b), Purchaser shall be entitled to retain the shares over the Percentage Limitation but the Percentage Limitation shall remain 49.89%."


SECTION 13 Section 2.10 shall be amended to read in its entirety as follows:

      "2.10  Requirements for Tender Offers.  Whenever
      Purchaser shall make a tender offer for shares of Common
      Stock under Section 2.9:

      "(a) Purchaser shall not commence any such tender offer unless acceptance of Purchaser's offer shall have been recommended to the shareholders by a majority vote of the Unaffiliated Directors; and

      "(b) Purchaser may not close the acquisition of the tendered shares unless all of the following requirements have been satisfied:

           "(i) Purchaser's offer shall have been made to all holders of Common Stock;
           "(ii) Purchaser shall offer to purchase for cash all shares tendered; and
           "(iii) Purchaser's offer shall have been accepted by shareholders owning not less than a majority of the outstanding Common Stock.

      "(c) With respect to calculating whether Purchaser's offer has been accepted by shareholders owning a majority of the outstanding Common Stock, Common Shares beneficially owned by Purchaser shall be excluded from the outstanding Common Stock."

SECTION 14 Section 4.1(a) shall be amended so that the legend set forth therein shall read in its entirety as follows:
      "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
      OR ANY APPLICABLE STATE SECURITIES LAW AND ARE SUBJECT TO THE RESTRICTIONS ON DISPOSITION SET FORTH IN AND TO THE OTHER PROVISIONS OF A COMMON SHARE AND WARRANTY PURCHASE AGREEMENT, DATED FEBRUARY 27, 1995, BETWEEN VWR
      CORPORATION AND EM INDUSTRIES, INCORPORATED, AND A COMMON SHARE AND DEBENTURE PURCHASE AGREEMENT, DATED MAY 24,
      1995, BETWEEN VWR CORPORATION AND EM INDUSTRIES, INCORPORATED, AND A STANDSTILL AGREEMENT, DATED FEBRUARY 27, 1995, BETWEEN VWR CORPORATION AND EM INDUSTRIES, INCORPORATED, AS AMENDED ON [CLOSING DATE], 1995. COPIES OF SUCH AGREEMENTS ARE ON FILE AT THE RESPECTIVE OFFICES
      OF VWR CORPORATION AND EM INDUSTRIES INCORPORATED."

SECTION 15 Section 6.1 shall be amended to read in its entirety as follows:

      "6.1.  Size of Board; Proportionate Representation.
      15.1 On or before the Second Closing Date, the Company shall take all requisite action, including without limitation increasing or decreasing the number of seats on the Board, to grant EMI the right, at EMI's option, to nominate such number of directors to the Board as shall ensure that EMI shall have the right to maintain Board representation at all times commensurate with the aggregate proportion of Common Shares owned by EMI and its Affiliates.

      "15.2 At any time when EMI shall exercise its option to appoint directors, as described in paragraph (a) above, the Company shall take all requisite action to cause the election, effective immediately, of the individuals designated by EMI to fill the number of seats on the Board that shall be proportionate to the aggregate Common Share ownership of EMI and its Affiliates."

SECTION 16 Section 6.2 shall be amended to read in its entirety as follows:

      "6.2 Terms. EMI shall advise Company as necessary, from time to time, which of the Affiliated Directors shall have a term expiring at the second annual meeting of shareholders of Company next following the Second Closing Date, and which shall have a term expiring at the third such annual meeting. After the term of any Affiliated Director expires, his or her successor shall serve a term of three (3) years as provided in the Restated Articles of Incorporation of Company."

SECTION 17 Section 8.1(a) shall be amended to read in its entirety as follows:

      "(a) Purchaser's completion of a tender offer in accordance with Section 2.10, provided, that Purchaser's offer shall have been recommended to the shareholders by a majority vote of the Unaffiliated Directors and shall have been accepted by shareholders owning not less than a majority of the outstanding Common Stock, as provided in such Section; or".

SECTION 18       The proviso set forth in the second sentence of
Section 10.4 shall be amended to read in its entirety as follows:

      ". . . provided, however, that EMI may assign its rights and delegate its duties and obligations under this Agreement without such consent to an Affiliate of EMI, which Affiliate (referred to herein as the "Assignee") may, following duly authorized execution and delivery of an agreement assuming the obligations of EMI hereunder reasonably satisfactory to Company, accept title to the Shares and/or Warrant Shares."

SECTION 19 This Amendment shall be exclusively governed by, construed in accordance with, and interpreted according to the substantive law of the Commonwealth of Pennsylvania without giving effect to the principles of conflict of laws.

SECTION 20 This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

           IN WITNESS WHEREOF, VWR, EMI and EM Laboratories have caused this Amendment to be executed on the date first above written.


                            VWR CORPORATION

                            By:_____________________________________
                               Name:
                               Title:


                            EM INDUSTRIES, INCORPORATED

                            By:_____________________________________
                               Name:
                               Title:


                            EM LABORATORIES, INCORPORATED

                            By:_____________________________________
                               Name:
                               Title:

  _____________________________________________________________

          COMMON SHARE AND DEBENTURE PURCHASE AGREEMENT
  _____________________________________________________________









                         by and between


                         VWR CORPORATION

                               and

                   EM INDUSTRIES, INCORPORATED









                          May 24, 1995

                        TABLE OF CONTENTS
                        _________________

                                                             Page
                                                             ____

ARTICLE 1.       DEFINITIONS. . . . . . . . . . . . . . . .  3

ARTICLE 2.       SALE AND PURCHASE; CLOSING . . . . . . . .  4
      2.1     Sale and Purchase of the Common Shares and
              Debenture. . . . . . . . . . . . . . . . . . . 4
      2.2     Closing. . . . . . . . . . . . . . . . . . . . 4

ARTICLE 3.       REPRESENTATIONS AND WARRANTIES OF THE
                 COMPANY. . . . . . . . . . . . . . . . . .  5
      3.1     Organization and Good Standing . . . . . . . . 5
      3.2     Authorization. . . . . . . . . . . . . . . . . 5
      3.3     Baxter Asset Purchase. . . . . . . . . . . . . 5
      3.4     No Conflict with Law or Documents. . . . . . . 5
      3.5     Capital Stock of the Company . . . . . . . . . 6
      3.6     Valid Issuance . . . . . . . . . . . . . . . . 6
      3.7     Consents and Approvals . . . . . . . . . . . . 6
      3.8     Private Offering . . . . . . . . . . . . . . . 7
      3.9     Additional Securities Law Matters. . . . . . . 7
      3.10    Articles of Incorporation and Bylaws . . . . . 7
      3.11    Subsidiaries . . . . . . . . . . . . . . . . . 7
      3.12    SEC Filings. . . . . . . . . . . . . . . . . . 7
      3.13    Financial Statements . . . . . . . . . . . . . 8
      3.14    Documents Delivered. . . . . . . . . . . . . . 9
      3.15    Proceedings and Litigation . . . . . . . . . . 9
      3.16    Insurance. . . . . . . . . . . . . . . . . . . 9
      3.17    Intellectual Property Rights . . . . . . . . . 9
      3.18    Prior Registration Rights. . . . . . . . . . . 9
      3.19    Environmental Matters. . . . . . . . . . . . . 9

ARTICLE 4.       REPRESENTATIONS AND WARRANTIES OF THE
                 PURCHASER. . . . . . . . . . . . . . . .  .10
      4.1     Principal Place of Business. . . . . . . . . .10
      4.2     Purchase Without View to Distribute. . . . . .10
      4.3     Restrictions on Transfer . . . . . . . . . . .10
      4.4     Access to Information. . . . . . . . . . . . .10
      4.5     Additional Representations of the Purchaser. .10
      4.6     Legends. . . . . . . . . . . . . . . . . . . .11
      4.7     Proceedings and Litigation . . . . . . . . . .11

ARTICLE 5.       CONDITIONS PRECEDENT TO THE PURCHASER'S
                 OBLIGATIONS. . . . . . . . . . . . . . .  .11
      5.1     Representations and Warranties . . . . . . . .11
      5.2     Performance. . . . . . . . . . . . . . . . . .11

      5.3     Opinion of Counsel . . . . . . . . . . . . . .11
      5.4     HSR Act. . . . . . . . . . . . . . . . . . . .11
      5.5     Standstill Agreement . . . . . . . . . . . . .11
      5.6     Distribution Agreement . . . . . . . . . . . .11
      5.7     Rights Agreement . . . . . . . . . . . . . . .12
      5.8     Employment Contract. . . . . . . . . . . . . .12
      5.9     Baxter Asset Purchase. . . . . . . . . . . . .12
      5.10    No Proceeding or Litigation. . . . . . . . . .12
      5.11    Disclosure Letter. . . . . . . . . . . . . . .12
      5.12    Approval by Principal Trading Market . . . . .12
      5.13    Approval by Company Stockholders . . . . . . .12

ARTICLE 6.       CONDITIONS PRECEDENT TO THE COMPANY'S
                 OBLIGATIONS. . . . . . . . . . . . . . . . .12
      6.1     Representations and Warranties . . . . . . . .12
      6.2     Performance. . . . . . . . . . . . . . . . . .12
      6.3     No Proceeding or Litigation. . . . . . . . . .13
      6.4     HSR Act. . . . . . . . . . . . . . . . . . . .13
      6.5     Standstill Agreement . . . . . . . . . . . . .13
      6.6     Opinion of Counsel . . . . . . . . . . . . . .13
      6.7     Approval by Principal Trading Market . . . . .13
      6.8     Approval by Company Stockholders . . . . . . .13
      6.9     Baxter Asset Purchase. . . . . . . . . . . . .13

ARTICLE 7.       HSR ACT. . . . . . . . . . . . . . . . . . .13
      7.1     Filings. . . . . . . . . . . . . . . . . . . .13

ARTICLE 8.       COVENANTS OF THE COMPANY AND THE
                 PURCHASER. . . . . . . . . . . . . . . . . .13
      8.1     Covenants of the Company . . . . . . . . . . .13
      8.2     Covenants of the Purchaser . . . . . . . . . .14

ARTICLE 9.       CERTAIN ADDITIONAL COVENANTS . . . . . . . .15
      9.1     Further Assurances . . . . . . . . . . . . . .15
      9.2     Certain Filings. . . . . . . . . . . . . . . .15
      9.3     Public Announcements . . . . . . . . . . . . .15
      9.4     Amendment of Standstill Agreement. . . . . . .15
      9.5     Board Action under Rights Agreement. . . . . .15
      9.6     Meeting of Company Stockholders. . . . . . . .15
      9.7     Proxy Statement. . . . . . . . . . . . . . . .16

ARTICLE 10.   COMPLIANCE WITH 1933 ACT; RESTRICTIONS ON
              TRANSFERABILITY OF PURCHASED SHARES AND
              DEBENTURE SHARES . . . . . . . . . . . . . . .16

      10.1    Compliance with 1933 Act . . . . . . . . . . .16
      10.2    Restrictive Legend . . . . . . . . . . . . . .16
      10.3    Restrictions on Transferability. . . . . . . .17
      10.4    Termination of Restrictions on
              Transferability. . . . . . . . . . . . . . . .17

ARTICLE 11.      SURVIVAL OF COVENANTS, AGREEMENTS,
                 REPRESENTATIONS AND WARRANTIES . . . . . . .18

ARTICLE 12.      INDEMNIFICATION. . . . . . . . . . . . . . .18

ARTICLE 13.      TERMINATION. . . . . . . . . . . . . . . . .19
      13.1    Termination. . . . . . . . . . . . . . . . . .19
      13.2    Effect of Termination. . . . . . . . . . . . .19

ARTICLE 14.      MISCELLANEOUS. . . . . . . . . . . . . . . .19
      14.1    Owner of Shares. . . . . . . . . . . . . . . .19
      14.2    Broker or Finder . . . . . . . . . . . . . . .19
      14.3    Specific Enforcement . . . . . . . . . . . . .20
      14.4    Severability . . . . . . . . . . . . . . . . .20
      14.5    Expenses . . . . . . . . . . . . . . . . . . .20
      14.6    Assignment; Successors . . . . . . . . . . . .20
      14.7    Amendments . . . . . . . . . . . . . . . . . .21
      14.8    Notices. . . . . . . . . . . . . . . . . . . .21
      14.9    Attorneys' Fees. . . . . . . . . . . . . . . .22
      14.10   Integration. . . . . . . . . . . . . . . . . .22
      14.11   Waivers. . . . . . . . . . . . . . . . . . . .22
      14.12   Governing Law. . . . . . . . . . . . . . . . .22
      14.13   Counterparts . . . . . . . . . . . . . . . . .22
      14.14   Cooperation. . . . . . . . . . . . . . . . . .22
      14.15   Section Headings and Captions. . . . . . . . .22


EXHIBIT A        Form of Subordinated Debenture
EXHIBIT B        Form of Opinion of Counsel of the Company
EXHIBIT C        Form of Opinion of Counsel of the Purchaser
EXHIBIT D        Form of Amendment to the Standstill Agreement

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                                May 25, 1995





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Filing Desk

     Re:   VWR Corporation; Filing of Schedule 13D

Ladies and Gentlemen:

           Reference is made to Schedule 13D, dated April 20, 1995, filed by EM Laboratories, Incorporated (the "Reporting Person") with respect to its acquisition of common stock, par value $1.00, and a warrant to purchase additional common stock, of VWR Corporation. The Common Shares are traded on NASDAQ's national market under the symbol "VWRX."

           On behalf of the Reporting Person, in compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, I am delivering to you Amendment Number 1 to Schedule 13D. A copy of this Amendment is also being forwarded to the Issuer and the NASDAQ Stock Exchange.

           Please feel free to contact me at (212) 878-8154 if you have any questions about the enclosed. Thank you.

                                 Sincerely yours,



                                 Robert E. Creese
cc:  Thomas E. Wood, Esq.
     Stephen J. Kunst, Esq.
     Richard T. McDermott, Esq.

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